Exhibit 99.1

ANNUAL INFORMATION FORM

For the fiscal year ended December 31, 2024

DATED: March 31, 2025

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GLOSSARY OF TERMS

The following is a glossary of terms used in this Annual Information Form.

“2023 FS” has the meaning given under the section titled “Mineral Projects – Mineral Processing and Metallurgical Testing – 2023 Feasibility Study Program”;

“AACE International” has the meaning given under the section titled “Mineral Projects – Capital and Operating Costs”;

“Additional Term” has the meaning given under the section titled “Description of the Business – Economic Dependence – Gold Stream Arrangement”;

“ALS Vancouver” has the meaning given under the section titled “Mineral Projects – Sampling, Analysis and Data Verification”;

“Annual Information Form” or “AIF” means this annual information form of the Company dated March 31, 2025 for the year ended December 31, 2024;

“AuEq” means gold equivalent;

“Audit Committee” means the audit committee of the Company consisting of Ms. Suki Gill (Chair), Mr. Greg Beard, and Ms. Nathalie Sajous;

“Barrick” means Barrick Gold Inc., a wholly-owned subsidiary of Barrick Gold Corporation;

“BCRMA” has the meaning given under the section titled “Description of the Business – Social or Environmental Policies”;

“Board of Directors” means the board of directors of the Company;

“British Columbia”, “BC” or “B.C.” means British Columbia, Canada;

“2014 CIM Definition Standards” means the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for Mineral Resources and Mineral Reserves (May 2014);

“Common Shares” means the common shares in the capital of the Company;

“Company”, “Skeena”, “our”, “us” or “we” means Skeena Resources Limited;

“Contact Mudstone” has the meaning given under the section titled “Mineral Projects – Geological Setting and Mineralization”;

“Deposit” has the meaning given under the section titled “Description of the Business – Economic Dependence – Gold Stream Arrangement”;

“DRIPA” has the meaning given under the section titled “Risk Factors – Indigenous Rights and UNDRIP”;

“DSU” deferred share unit of the Company issued pursuant to the Omnibus Plan;

“EDGAR” means the U.S. Securities and Exchange Commission’s Electronic Data Gathering, Analysis, and Retrieval system available at www.sec.gov;

“EM” has the meaning given under the section titled “Mineral Projects – History”;

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“Eskay”, “Eskay Creek”, “Eskay Creek Project” or “Eskay Creek Revitalization Project” has the meaning given under the section titled “General Development of the Business – Three Year History – Overview & Background”;

“Financial Statements” means the annual consolidated financial statements for the Company for the years ended December 31, 2024 and 2023;

“Forward-Looking Statements” has the meaning given under the section titled “Forward-Looking Statements”;

“Franco-Nevada” has the meaning given under the section titled “General Development of the Business – Three Year History – Overview & Background – 2021”;

“2021 Franco-Nevada Agreement” has the meaning given under the section titled “General Development of the Business – Three Year History – Overview & Background”;

“2023 Franco-Nevada Agreement” has the meaning given under the section titled “General Development of the Business – Three Year History – Overview & Background – 2023”;

“Golden Triangle” means the mineral region in northwest British Columbia;

“Gold Stream Arrangement” has the meaning given under the section titled “General Development of the Business – Three Year History – Overview & Background – 2024”;

“HIGmill” has the meaning given under the section titled “Mineral Projects – Mineral Processing and Metallurgical Testing – 2022 Feasibility Study Program”;

“HW” has the meaning given under the section titled “Mineral Projects – Geological Setting and Mineralization”;

“ID2”has the meaning given under the section titled “Mineral Projects – Mineral Resource Estimates”;

“Initial Term” has the meaning given under the section titled “Description of the Business – Economic Dependence – Gold Stream Arrangement”;

“IRR” has the meaning given under the section titled “Mineral Projects – Eskay Creek Project – Economic Analysis – Methodology Used”;

“IsaMILL” has the meaning given under the section titled “Mineral Projects – Mineral Processing and Metallurgical Testing – 2022 Feasibility Study Program”;

“LiDAR” has the meaning given under the section titled “Mineral Projects – History”;

“LOM” has the meaning given under the section titled “Mineral Projects – Mineral Processing and Metallurgical Testing”;

“LP” has the meaning given under the section titled “Mineral Projects – Geological Setting and Mineralization”;

“Maverix” has the meaning given under the section titled “Mineral Projects – Mineral Tenure, Surface Rights, Water Rights, Royalties and Agreements”;

“MD&A” means the Company’s management discussion and analysis for the year ended December 31, 2024;

“MRSA” has the meaning given under the section titled “Mineral Projects – Mining Operations – Mine Plan”;

“NAG” has the meaning given under the section titled “Mineral Projects – Mining Operations – Mine Plan”;

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“Newmont Transaction” has the meaning given under the section titled “General Development of the Business – Three Year History – Overview & Background – 2022”;

“NEX” has the meaning given under the section titled “Mineral Projects – Geological Setting and Mineralization”;

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects within Canada;

“NPV” means net present value;

“NSR” means net smelter return;

“NYSE” means the New York Stock Exchange;

“OK” has the meaning given under the section titled “Mineral Projects – Mineral Resource Estimates”;

“Omnibus Plan” has the meaning given under the section titled “Description of Share Capital”;

“Options” means incentive stock options to purchase Common Shares;

“Orion” has the meaning given under the section titled “General Development of the Business – Three Year History – Overview & Background – 2024”;

“PAG” means potentially acid generating;

“Project Financing Package” has the meaning given under the section titled “General Development of the Business – Three Year History – Overview & Background – 2024”;

“PSU” means performance share units of the Company issued pursuant to the Omnibus Plan;

“QA/QC” has the meaning given under the section titled “Mineral Projects – Sampling, Analysis and Data Verification”;

“Qualified Person” or “QP” has the meaning given under the section titled “Annual Information Form”;

“QuestEx Transaction” has the meaning given under the section titled “General Development of the Business – Three Year History – Overview & Background – 2022”;

“ROM” has the meaning given under the section titled “Mineral Projects – Processing and Recovery Operations”;

“RSU” means restricted shares units of the Company which are subject to the conditional vesting grant of Common Shares awarded to certain employees of the Company;

“SAG” has the meaning given under the section titled “Mineral Projects – Processing and Recovery Operations”;

“SEC” means the U.S. Securities and Exchange Commission;

“SEDAR+” means the System for Electronic Document Analysis and Retrieval filing system, available at http://www.sedarplus.com;

“Senior Secured Term Loan” has the meaning given under the section titled “General Development of the Business – Three Year History – Overview & Background – 2024”;

“SG” has the meaning given under the section titled “Mineral Projects – Mineral Resource Estimates”;

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“SGS” has the meaning given under the section titled “Mineral Projects – Sampling, Analysis and Data Verification”;

“Share Units” means the RSUs, PSUs and DSUs, collectively;

“Snip” has the meaning given under the section titled “General Development of the Business – Three Year History – Overview & Background”;

“Snip Project” means the past-producing Snip project located in the Golden Triangle region of northwest, British Columbia;

“SRMs” has the meaning given under the section titled “Mineral Projects – Sampling, Analysis and Data Verification”;

“Stream Percentage” has the meaning given under the section titled “Description of the Business – Economic Dependence – Gold Stream Arrangement”;

“TCG” has the meaning given under the section titled “General Development of the Business – Three Year History – Overview & Background”;

“Technical Report” means NI 43-101 Technical Report on Updated Feasibility Study relating to the Eskay Creek Project dated November 14, 2023;

“TMSF” has the meaning given under the section titled “Mineral Projects – Mineral Tenure, Surface Rights, Water Rights, Royalties and Agreements”;

“TSX” means the Toronto Stock Exchange;

“UNDRIP” has the meaning given under the section titled “Risk Factors – Indigenous Rights and UNDRIP”;

“Units” has the meaning given under the section titled “General Development of the Business – Three Year History – Overview & Background”;

“U.S. Borax” has the meaning given under the section titled “Mineral Projects – History”;

“U.S. Exchange Act” has the meaning given under the section titled “Risk Factors – Foreign Private Issuer Disclosure Requirements”;

“VLF” has the meaning given under the section titled “Mineral Projects – History”;

“VMS” has the meaning given under the section titled “Mineral Projects – Geological Setting and Mineralization”;

“Warrants” means warrants to purchase Common Share of the Company; and

“WT” has the meaning given under the section titled “Mineral Projects – Geological Setting and Mineralization”.

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ANNUAL INFORMATION FORM

In this Annual Information Form, unless otherwise noted or the context indicates otherwise, the “Company”, “Skeena”, “we”, “us”, and “our” refer to Skeena Resources Limited.

Reference is made in this Annual Information Form to the Financial Statements and the MD&A of Skeena. The Financial Statements and MD&A are available for review under the Company’s SEDAR+ profile at www.sedarplus.com and in the United States on EDGAR at www.sec.gov. All financial information in this Annual Information Form is prepared in Canadian dollars and using International Financial Reporting Standards as issued by the International Accounting Standards Board. The information contained herein is dated as of December 31, 2024 unless otherwise stated.

Information of a technical and scientific nature that forms the basis of the disclosure in this AIF has been reviewed and approved by Paul Geddes, P.Geo, Senior Vice-President of Exploration and Resource Development of the Company, who is a “Qualified Person” as defined by NI 43-101.

All currency amounts in this Annual Information Form are expressed in Canadian dollars unless otherwise indicated.

FORWARD-LOOKING STATEMENTS

This Annual Information Form contains certain information that may constitute “forward-looking information” and “forward-looking statements” under Canadian and U.S. securities laws (together, “forward-looking statements”) which are based upon the Company’s current internal expectations, estimates, projections, assumptions, and beliefs. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget” or “budgeted”, “scheduled”, “estimates”, “projects”, “intends”, “proposes”, “complete”, “anticipates” or “does not anticipate”, “believes”, “likely”, “may”, “will”, “should”, “intend”, “anticipate”, “proposed”, “potential”, or variations of such words and phrases or statements that certain actions, events, conditions or results “may”, “can”, “could”, “would”, “might”, “will be taken”, “occur”, “continue”, or “be achieved” or similar words and expressions or the negative and grammatical variations thereof or by discussions of strategy.

Forward-looking statements include, but are not limited to estimates, plans, expectations, opinions, forecasts, projections, priorities, strategies, targets, guidance, or other statements that are not statements of historical fact. Forward-looking statements are subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements. The forward-looking statements included in this Annual Information Form are made only as of the date of this Annual Information Form. Forward-looking statements in this Annual Information Form include, but are not limited to, statements with respect to:

●	the performance of the Company’s business and operations;
●	the results of the feasibility study for the Eskay Creek Project, including processing capacity of the mine and anticipated mine life;
●	the development, expansion, and assumed future results of operations of the Company’s projects;
●	the intention to grow the business, operations and long-term value of the Company;
●	the Company’s future joint ventures including the potential Snip Project joint venture;
●	the applicability of certain laws, regulations, and any amendments thereof;
●	requirements for infrastructure;

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●	the ability to access sufficient capital from internal and external sources to carry on operations and the ability to access sufficient capital on favorable terms;
●	anticipated outcomes of lawsuits and other legal issues, and their direct and indirect impacts on other activities of the Company, particularly in relation to, but not limited to, the potential receipt or retention of regulatory approvals, permits and licenses and ongoing civil claims;
●	treatment under governmental regulatory regimes;
●	stability and anticipated actions of various governments, including those who consider themselves self-governing;
●	collection of receivables;
●	the estimation of mineral resources and mineral reserves;
●	anticipated conclusions of economic assessments of projects;
●	the accuracy of capital and operating cost estimates for projects;
●	the ability to attract and retain skilled staff;
●	future reliance on consultants and other experts;
●	requirements for additional capital;
●	the declaration and payment of dividends, if any;
●	further drawdowns under the Company’s Project Financing Package (as defined herein);
●	the Company’s ability to repurchase a portion of the Gold Stream Arrangement (as defined herein);
●	plans for reclamation and replanting of disturbed sites;
●	the ability of the Company to generate cash flow from operations;
●	expectations of market prices and costs, including the impact of foreign exchange rates;
●	income and sales tax regulatory matters, tariffs, competition, sales projections, currency, and interest rate fluctuations;
●	renouncing future expenditures to purchasers of flow-through shares;
●	competition and the competitive and business strategies of the Company;
●	possible impacts on the Company and investors should the Company be delisted from the TSX or NYSE;
●	the success of exploration programs;
●	the realization of mineral reserve estimates;
●	the ability to convert inferred mineral resources to indicated mineral reserves;

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●	future production rates;
●	continuation of rights to explore and mine;
●	exploration, development and expansion plans and objectives, including plans to develop open pit mining operations;
●	the ability to expand existing mineral reserves and mineral resources, generally;
●	environmental, permitting and social risks;
●	the possible effect of political and economic instability on the Company;
●	the future development, costs and outcomes of the Company’s exploration projects;
●	the success of undeveloped mining activities;
●	permits, licenses and treatment under governmental regulatory regimes; and
●	anticipated future timelines, especially involving third parties and / or activities requiring permits.

With respect to the forward-looking statements contained in this AIF, we have made assumptions regarding, among other things: (i) our ability to generate cash flow from operations and obtain necessary financing on acceptable terms; (ii) general economic, financial market, regulatory, and political conditions in which we operate; (iii) existence of a basic level of public-support for mine development from the local community; (iv) competition; (v) anticipated and unanticipated costs; (vi) government and Tahltan Nation regulation of our activities and production and in the areas of taxation and environmental protection; (vii) the timely receipt of any required regulatory approvals; (viii) our ability to obtain qualified staff, equipment, and services in a timely and cost efficient manner; (ix) our ability to conduct operations in a safe, efficient, and effective manner; (x) the ability to obtain or maintain permits, mineability and marketability, exchange and interest rate assumptions, including, without limitation, being approximately consistent with the assumptions in the Technical Report; (xi) the results of exploration; (xii) the accuracy of geological and engineering assumptions; (xiii) the likelihood of future operational difficulties (including cost escalation, unavailability of materials and equipment, industrial disturbances or other job action and possible events related to health, safety and environmental matters); (xiv) the availability of certain consumables and services and the prices for power and other key supplies, including, without limitation, being approximately consistent with assumptions in the Technical Report; (xv) assumptions underlying mineral reserve and mineral resource estimates; (xvi) assumptions made in the Technical Report economic assessment estimates, including, but not limited to, geological interpretation, grades, metal price assumptions, metallurgical and mining recovery rates, geotechnical and hydrogeological assumptions, capital and operating cost estimates, and general marketing, political, business and economic conditions, as applicable; (xvii) ability to develop infrastructure; (xviii) assumptions made in the interpretation of drill results, geology, grade and continuity of mineral deposits, expectations regarding access and demand for equipment, skilled labour and services needed for exploration and development of mineral properties; (xix) the likelihood of social unrest; (xx) the likelihood of the failure of counterparties to perform their contractual obligations; (xxi) changes in priorities, plans, strategies and prospects; (xxii) general economic, industry, business and market conditions; (xxiii) disruptions or changes in the credit or securities markets; (xxiv) changes in law, regulation, or application and interpretation of the same; (xxv) the ability to implement business plans and strategies, and to pursue business opportunities; (xxvi) rulings by courts or arbitrators, proceedings and investigations; (xxvii) the future impacts of tariffs and other trade protectionism measures; (xxviii) the future impacts of pandemics, or other future significant new diseases; (xxix) the expected results of acquisitions on our operations; (xxx) the ability of the Company to secure a suitable agreement with a smelter or buyer for its concentrate; (xxxi) mining dilution and ability to mine in areas previously exploited using underground mining methods as envisaged;

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(xxxii) commodity prices and exchange rates; (xxxiii) the availability of electric power; and (xxxiv) various other events, conditions or circumstances that could disrupt Skeena’s priorities, plans, strategies and prospects.

Certain of the forward-looking statements and forward-looking information and other information contained herein concerning the mining industry and the general expectations of Skeena concerning the mining industry are based on estimates prepared by Skeena using data from publicly available governmental sources, market research, industry analysis, and on assumptions based on data and knowledge of the mining industry, which Skeena believes to be reasonable. However, although generally indicative of relative market positions, market shares, and performance characteristics, such data is inherently imprecise, is subject to interpretation and cannot be verified with complete certainty. Skeena has not independently verified any third-party information. While Skeena is not aware of any misstatement regarding any industry or government data presented herein, the mining industry involves risks and uncertainties that are subject to change based on various factors.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, but which are subject to risks and uncertainties. Although we believe that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and we cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties, and assumptions, readers should not place undue reliance on these forward-looking statements. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.

In particular, but without limiting the foregoing, disclosure in this Annual Information Form under “Description of the Business” as well as statements regarding the Company’s objectives, plans, and goals, including future operating results, economic performance, and planned exploration, development and production activities may make reference to or involve forward-looking statements. A number of factors could cause actual events, performance, or results to differ materially from what is projected in the forward-looking statements.

Whether actual performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Risk Factors” in this AIF. The purpose of forward-looking statements is to provide the reader with a description of management’s expectations, and such forward-looking statements may not be appropriate for any other purpose. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by applicable law. Additional information on these and other factors which could affect the Company’s operations and financial results are discussed in the sections relating to risk factors of our business filed in the Company’s filings with applicable securities commissions or other securities regulatory authorities and which may be accessed through the SEDAR+ website at www.sedarplus.com and EDGAR at www.sec.gov.

CORPORATE STRUCTURE

Name, Address, and Incorporation

Skeena was incorporated as Progress Petroleum Ltd. on September 13, 1979 in accordance with the Company Act (British Columbia). The Company changed its name to Prolific Petroleum Ltd. on October 24, 1979, then to Prolific Resources Ltd. on June 8, 1987 and finally, to Skeena Resources Limited on June 4, 1990. In 2006, the Company transitioned from the Company Act (British Columbia) to the Business Corporations Act (British Columbia).

The head and registered office of the Company is located at 2600–1133 Melville St, Vancouver, British Columbia, V6E 4E5.

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GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

Overview & Background

Skeena is a leading precious metals developer that is focused on advancing the Eskay Creek Gold-Silver Project – a past producing mine located in the renowned Golden Triangle in British Columbia, Canada. Skeena is committed to sustainable mining practices and maximizing the potential of its mineral resources. In partnership with the Tahltan First Nation, Skeena strives to foster positive relationships with Indigenous communities while delivering long-term value and sustainable growth for its stakeholders.

On July 31, 2017, Skeena acquired the Snip Project from Barrick. The Snip Project consists of the past producing Snip mine, including one mining lease and nine mineral tenures totaling approximately 4,724 hectares in the Liard Mining Division. The Snip mine produced approximately 1.1 million ounces of gold from 1991 until 1999 at an average gold grade of 27.5 g/t.

On October 2, 2020, Skeena acquired the Eskay Creek Project from Barrick. The Eskay Creek Project consists of eight mineral leases, two surface leases and several unpatented mining claims, which total 7,666 hectares. In addition, the Eskay Creek Project has excellent infrastructure, including all‐weather road access and proximity to the new 287‐kV Northwest Transmission Line.

On July 6, 2020, Skeena announced that it had signed a binding term sheet with Barrick, setting out the revised terms pursuant to which Skeena would exercise its option to acquire 100% of the Eskay Creek Project. Further, it announced that Barrick had agreed to waive its back-in right on the Eskay Creek Project. Upon completion of the transaction and execution of the definitive agreements associated therewith, Barrick became a significant shareholder in Skeena. Skeena acquired a 100% ownership interest in the Eskay Creek Project in consideration for:

(i)

the issuance to Barrick of 5,625,000 units of Skeena (“Units”), each Unit being comprised of one Common Share and one half of one non-transferable Warrant. The exercise price of the non-transferable Warrant is $10.80, which is approximately a 60% premium to the 20-day VWAP and a 35% premium to the closing price of the Common Shares on July 3, 2020;

(ii)

the grant of a 1% NSR royalty on the entire Eskay Creek land package, where half of such royalty could be repurchased from Barrick prior to October 2, 2022 at a cost of $17.5 million. Note that as of the date of this Annual Information Form, Barrick’s additional 1% royalty on all the claims, through a series of transactions, has become a 0.5% royalty payable to Triple Flag Precious Metals Corp. and a 0.5% royalty payable to Franco-Nevada Corp, as described in “2022” and “Mineral Projects – Eskay Creek Project – Mineral Tenure, Surface Rights, Water Rights, Royalties and Agreements” below; and

(iii)	a contingent payment of $15 million, payable if Skeena sells more than a 50% interest in the Eskay Creek Project prior to October 2, 2022.

On April 8, 2021, Skeena announced that a new conservancy to protect the environmental and wildlife of Tahltan territory had been created in an area of northwest BC known as the Ice Mountain Lands, also known as the Spectrum property. Skeena returned its mineral tenures on the Spectrum property, enabling the Tahltan Central Government (“TCG”), Skeena, the Nature Conservancy of Canada and BC Parks Foundation to collaborate and create this conservancy.

On June 10, 2021, the Company consolidated its issued and outstanding Common Shares on a 4 old for 1 new basis. All Common Share figures and information within this AIF reflect the share consolidation.

On December 23, 2021, Skeena closed a non-brokered private placement whereby Franco-Nevada Corporation (“Franco-Nevada”) purchased 1,471,739 Common Shares. Concurrent with the closing of the offering, Skeena entered into a definitive agreement that granted to Franco-Nevada a right of first refusal over the sale of a 0.5% NSR over the Eskay Creek Project (the “2021 Franco-Nevada Agreement”).

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2022

QuestEx was an exploration company with mineral properties located in the Golden Triangle and Toodoggone area of British Columbia and its exploration projects included KSP, Kingpin, Sofia, Heart Peaks, Castle, Moat, Coyote, and North ROK. On June 1, 2022, the Company acquired all of the issued and outstanding common shares of QuestEx, pursuant to a court approved plan of arrangement for $0.65 cash and 0.0367 of a Skeena common share for each QuestEx common share outstanding at closing. Skeena replacement options and warrants were also issued to the holders of QuestEx options and warrants (the “QuestEx Transaction”).

Immediately following the QuestEx Transaction, on June 1, 2022, Skeena sold certain QuestEx properties, including Heart Peaks, Castle, Moat, Coyote, and North ROK properties, and related assets, to an affiliate of Newmont Corporation via an asset purchase agreement for total consideration of $25.6 million (the “Newmont Transaction”).

These transactions added over 74,000 hectares to Skeena’s land holdings. The KSP and Kingpin properties are proximal to Skeena’s Eskay Creek and Snip projects and appear to have the same geological hallmarks that have hosted other large gold systems in the area. Involving Newmont on these transactions has allowed Skeena to acquire these strategically important land packages while minimizing share dilution.

On September 8, 2022, the Company announced the results of a feasibility study (“FS”) for the Eskay Creek Project.

On September 23, 2022, the Company closed a bought deal public offering. The Company issued 5,702,479 Common Shares, including 743,801 Common Shares issued in connection with the exercise in full of the over-allotment option granted to the syndicate of underwriters led by Raymond James Ltd., at a price of $6.05 per Common Share for gross proceeds of approximately $34.5 million.

On September 23, 2022, the Company repurchased the 0.5% NSR royalty held by Barrick on the Eskay Creek Project, at a cost of $17.5 million. This royalty was reduced to a 0.5% NSR royalty as a result of this transaction.

On December 30, 2022, the Company closed a royalty sale with Franco-Nevada pursuant to which the Company granted a 0.5% NSR on the Eskay Creek Project, for a payment of $27 million from Franco-Nevada at closing and contingent cash consideration of $1.5 million.

2023

On January 11, 2023, the Company announced that its Chief Operating Officer, Shane Williams, had left the Company to pursue other endeavours. Randy Reichert, President & Chief Executive Officer, was appointed to assume the duties of Chief Operating Officer in addition to his normal role.

On May 24, 2023, the Company closed a bought deal offering. The Company issued 1,305,000 Common Shares, including 300,000 Common Shares issued in connection with the exercise in full of the over-allotment option granted to the syndicate of underwriters led by BMO Capital Markets, at a price of $7.35 per Common Share for gross proceeds of approximately $73.5 million.

On November 14, 2023, the Company announced the results of a Definitive Feasibility Study for the Eskay Creek Project, which was ultimately published on December 22, 2023. See “Mineral Projects – Eskay Creek Project – Technical Report” for more information.

On December 18, 2023, the Company completed a financing package of $81 million with Franco-Nevada consisting of (i) a private placement financing of $25 million aggregate principal amount of convertible unsecured debenture of Skeena, and (ii) the sale of a 1.0% net smelter return royalty on Eskay Creek for $56 million (the “2023 Franco-Nevada Agreement”).

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2024

On June 25, 2024, the Company announced that it had secured a financing package with Orion Resource Partners (“Orion”) for the development, construction, and general working capital required to advance the Eskay Creek Project (the “Project Financing Package”). The Project Financing Package was comprised of:

●	up to a US$100 million equity investment;
●	a US$200 million gold stream, consisting of a series of five tranches to be provided subject to the satisfaction of certain customary conditions (the “Gold Stream Arrangement”);
●	US$350 million of committed capital available from a senior secured term loan with 1% standby fee and no break fee (the “Senior Secured Term Loan”); and
●	a US$100 million cost over-run facility in the form of an additional gold stream subject to the same standby terms as the Senior Secured Term Loan.

2025

On January 27, 2025, the Company announced a strategic investment into TDG Gold Corp. to advance the Greater Shasta-Newberry project in the Toodoggone District, in British Columbia, Canada. The Company agreed to purchase 22,000,000 common shares of TDG Gold Corp. in exchange for the sale of the Company’s Sofia property to TDG Gold Corp, and payment of $7,000,000.

On February 26, 2025, the Company closed a bought deal offering of 3,290,000 Common Shares at $14.70, and 2,230,000 Flow-Through Common Shares at $17.93, for aggregate gross proceeds of $88,346,900.

DESCRIPTION OF THE BUSINESS

A. General

The principal business of Skeena is the exploration and development of mineral properties in the Golden Triangle region of northwest British Columbia, Canada. The Company’s flagship property is the Eskay Creek Project which entered the development phase during December 2024.

The Company also owns several exploration stage mineral properties in the Golden Triangle and Liard Mining Division of British Columbia, including the past-producing Snip gold mine.

Skeena is currently focused on developing the Eskay Creek Project, which is approximately 83 km northwest of Stewart, British Columbia, and is located in close proximity to excellent infrastructure.

Skeena is in the process of evaluating its exploration-stage properties through exploration programs. The objective of such programs is to evaluate the potential of the subject property to host economic concentrations of minerals and to determine if additional exploration or development spending is warranted. In such case, an appropriate program to advance the property to the next decision point will be formulated, and depending on available funds, implemented if desirable. If Skeena does not wish to advance the property further, such property may be offered for sale or joint venture.

Specialized Skill and Knowledge

The Company’s business requires specialized skills and knowledge. Such skills and knowledge include the areas of mining, environmental permitting, engineering, geology, drilling, metallurgy, construction, community engagement, Indigenous Nation relations and negotiation, logistical planning, project management and implementation of exploration and development programs as well as legal compliance, finance and accounting. The Company competes with numerous other companies for the recruitment and retention of qualified employees and consultants in such fields. See “Risk Factors – Dependence on Skilled Labour” for more information.

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Competitive Conditions

The gold exploration and mineral development business is competitive. The Company competes with numerous other companies and individuals that have resources significantly in excess of those of the Company, in the search for and the acquisition of mineral properties. The ability of the Company to acquire mineral properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for development or mineral exploration.

Cycles

The mining business is subject to global economic cycles which affect the marketability of products derived from mining.

Employees

As of the date of this Annual Information Form, the Company has approximately 83 full-time permanent employees in Canada. In addition, it retains a number of geologists, engineers, employees and other consultants on a temporary contract basis, as required. To continue with the development of its assets, the Company is likely to require additional experienced employees and third-party consultants and contractors. The Company has not experienced, and does not expect to experience, significant difficulty in attracting and retaining qualified personnel. However, no assurance can be given that a sufficient number of qualified employees will be retained by the Company when necessary. In addition, relations between the Company and its employees and contractors may be affected by changes in labour and employment laws. Changes in such legislation or in the relationship between the Company and its employees and contractors may have a material adverse effect on the Company’s business, results of operations, financial condition or prospects. See “Risk Factors – Dependence on Skilled Labour” for more information.

Environmental Protection

The mining industry is subject to environmental regulations pursuant to applicable legislation. Such legislation provides for restrictions and prohibitions on release or emission of various substances produced in association with certain mining industry operations, in addition to environmental monitoring, reporting, and reclamation.

Social or Environmental Policies

The Board of Directors has established the following principles to guide the Company and its management, workers and contractors in responsible exploration and governance practices:

●	foster cooperation and understanding through frequent communication with our neighbours;
●	encourage and support exploration and development activities that limit impacts to Indigenous rights and title and the environment;
●	communicate our proposed project plans and activities openly, and work to address concerns;
●	hire workers locally and provide training;
●	offer local businesses the opportunity to supply materials and services;
●	align our exploration and development activities with local social, environmental and economic considerations;
●	use local knowledge and build capacity to support cooperative approaches to resource management, and promote long term sustainability; and
●	continue to strengthen and improve our diversity, health and safety, environmental and social programs and initiatives.

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One of Skeena’s founding principles is to work closely with Indigenous Groups and communities to develop consent for project operations, achieve the responsible development of its projects, and to make a positive difference in the places that the Company operates. Skeena believes in building and sustaining mutually beneficial and supportive relationships with Indigenous Groups and communities by creating a foundation of trust and respect, through open, honest and timely communication.

Skeena has established Communications and Exploration Agreements with the Tahltan Central Government. The Communications Agreement provides a protocol and framework for communication activities with the Tahltan Nation, establishing a system and schedule for ongoing community engagement, and discussions with community leadership.

The Exploration Agreement addresses employment and contracting opportunities, permit application reviews, environmental monitoring, protection of cultural resources, and capacity funding support to the Tahltan Central Government related to Skeena’s exploration work in Tahltan traditional territory. Collectively, these agreements support the ongoing development of the strong collaborative relationship between Skeena and the Tahltan Nation.

The Eskay Creek Project has a long‐standing history of providing benefits to the Tahltan Nation. Previous operators maintained agreements with the Tahltan Nation which included provisions for training, employment, and contracting opportunities. The Company has been working in the Tahltan territory since 2016 and has developed a strong working relationship with the Tahltan Nation. Skeena participates in the British Columbia Regional Mining Alliance (“BCRMA”) which is a partnership between Indigenous groups, the British Columbia Government, Association for Mineral Exploration British Columbia and exploration companies operating in the Golden Triangle region of British Columbia. The BCRMA provides a platform for all parties to collaborate in communications with the potential investment partners on opportunities in the region.

Project Finance

The Gold Stream Arrangement and Senior Secured Term Loan contain certain key terms, as set out in the sections below.

Gold Stream Arrangement

●	Deposit: Total deposit of US$200,000,000 (the “Deposit”) in a series of five deposits on the following schedule:
o	US$5,000,000 at the inception of the Gold Stream (received July 5, 2024);
o	US$45,000,000 (received December 30, 2024);
o	US$50,000,000 between April 1, 2025 and October 31, 2025;
o	US$50,000,000 between July 1, 2025 and January 31, 2026; and
o	US$50,000,000 between September 1, 2025 and March 31, 2026;
●	Each drawdown of the Deposit is subject to satisfaction of certain customary conditions. The drawdown of the second deposit is subject to the Company’s receipt of the permit for the technical bulk sample;
●	Area of interest: The area of interest for the Gold Stream Arrangement is constrained to 500 meters around the existing Eskay Creek mineral reserves and mineral resources;
●	Deliveries: 10.55% of the payable gold production from Eskay Creek (“Stream Percentage”) for the life of the mine, provided that the completion test (as defined in the Gold Stream Arrangement) is successfully achieved on or before September 30, 2027. If the completion test was not satisfied by September 30, 2027, Stream Percentage would increase to 10.70%, 10.85% and 11.00% if completion is achieved in the

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first, second or third calendar quarters following September 30, 2027, respectively, and to 11.40% for the remaining calendar quarters until satisfaction of the completion test;

●	Purchase price of each Eskay Creek gold ounce sold and delivered: Until the Deposit has been reduced to $nil, the purchase price payable is (i) a cash payment of 10% of the gold market price on LBMA three days prior to delivery; and (ii) the difference between the gold market price and the cash payment received is credited to the Deposit. Once the Deposit has been reduced to $nil, the purchase price payable is a cash payment of 10% of the gold market price on LBMA three days prior to delivery;
●	Buy-down option: For a period of 12 months following the project completion date (as defined in the Gold Stream Arrangement), the Company may, at any time, reduce the Stream Percentage by 66.67% by repaying the proportional Deposit plus an imputed 18% IRR (as defined below);
●	Additional deposit: Following receipt of the full amount of the Deposit and the fourth advance of the Senior Secured Term Loan, the Company will have the option to draw an additional deposit amount of US$25,000,000 to US$100,000,000. The additional deposit will be subject to an availability fee equal to 1% per annum of any undrawn portion, payable quarterly, and a 2% fee payable at the time of payment of the additional deposit;
●	Term: 20 years (“Initial Term”), which will be extended for successive 10-year periods (“Additional Term”). If there have been no active mining operations on Eskay during the final 10 years of Initial Term or throughout such Additional Term, the gold stream agreement will terminate at the end of the Initial Term or such Additional Term;
●	Financial covenants:
o	Following a grace period after achieving the completion test and continuing until the Security Release Date,[1] the Company shall maintain a debt service coverage ratio (as defined in the agreement) of no less than 1.25:1 for the six-month period ending on the last date of each quarter; and
o	Until the Security Release Date, following the full drawdown or cancellation of the commitments under the Senior Secured Term Loan and the additional deposit, the Company shall maintain at all times unrestricted cash and cash equivalents of at least $25,000,000; and
●	Security: General security and share pledge agreements in favour of Orion from the Company.

Senior Secured Term Loan

●	Facility amount: US$350,000,000 with a maturity date of September 30, 2031;
●	Prior to the first advance, the Company may cancel the facility without incurring any fees;
●	Availability period: Non-revolving multi-draw facility available after the US$200 million Deposit has been fully drawn. There are four advances of US$87.5 million available until December 31, 2026, limited to one advance per quarter;
●	Each advance is subject to a discount of 2% of the principal amount at the time of drawing;

1   The Security Release Date is the later of: (a) Orion yielding an imputed 13% IRR on the Deposit; and (b) the earlier of the date on which (i) the Senior Secured Term Loan is repaid in full or (ii) Orion is no longer the lender under the Senior Secured Term Loan.

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●	Undrawn amounts are subject to an availability fee of 1% per annum, payable in cash on each calendar quarter date;
●	Coupon: 3-month term Secured Overnight Financing Rate plus a margin of 7.75%;
●	Repayment:
o	Equal quarterly principal repayments shall begin on December 31, 2027 and on each quarter thereafter until September 30, 2031;
o	Interest is not required to be paid until the project completion date (as defined in the Senior Secured Term Loan) and instead will be accrued quarterly as part of the principal amount of the Senior Secured Term Loan;
o	Should Skeena dispose of certain assets or receive liquidated damages relating to Eskay Creek, any such aggregate net proceeds over $25,000,000 per year shall be applied as a prepayment to the principal and accrued interest of the Senior Secured Term Loan;
o	The Company may elect to voluntarily prepay the Senior Secured Term Loan without premium or penalty provided such prepayment is in the minimum amount of $1,000,000 and integral multiples of $100,000 thereafter;
●	Financial covenant: Following the first repayment date, the Company shall maintain a debt service coverage ratio (as defined in the Senior Secured Term Loan) of no less than 1.25:1 for the six-month period ending on the last date of each quarter; and
●	Security: Guarantee of obligations as well as general security, share pledge and blocked account agreements in favour of Orion from the Company.

RISK FACTORS

There are a number of risk factors that could cause future results to differ materially from those described herein. The risks and uncertainties described herein are not the only ones the Company faces. Additional risks and uncertainties, including those that the Company does not currently know about, or that it currently considers immaterial, may also adversely affect the Company’s business. If any of the following risks materialize, the Company’s business may be harmed, and its financial condition and operational results may suffer significantly. Existing and prospective investors should carefully consider the risk factors set out below and consider all other information contained in this Annual Information Form and in the Company’s other public filings before making an investment decision. The information in this section is intended to serve as an overview and should not be considered comprehensive, as the Company may face risks and uncertainties that are not currently known to us, or that we currently deem to be immaterial, and that are therefore not discussed in this section. All risks to the Company’s business have the potential to influence its operations in a materially adverse manner.

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Development and Operational Risk

Mining development projects and mining operations generally involve a high degree of risk which could adversely impact our success and financial performance. Development projects typically require significant expenditures before production is possible. Actual capital or operating costs may be materially different from estimated capital or operating costs. Development projects can also experience unexpected delays and problems during permitting, construction and development, during mine start-up or during production. The construction and development of a mining project is also subject to many other risks, including, without limitation, risks relating to:

●	the ability to obtain regulatory approvals or permits on a timely basis or at all and, if obtained, the ability to comply with any conditions imposed by such regulatory approvals or permits and maintain such approvals and permits;
●	delays in construction and development of required infrastructure and variations from estimated or forecasted construction schedule;
●	cost overruns due to, among other things, delays, changes to inputs or changes to engineering;
●	accuracy of the estimated capital required to build and operate the project;
●	technical complications, including adverse geotechnical conditions and other impediments to construction and development;
●	accuracy of reserve and resource estimates;
●	accuracy of engineering and changes in scope;
●	accuracy of estimated metallurgical recoveries;
●	accuracy of estimated plant throughput;
●	adverse regulatory developments, including the imposition of new regulations;
●	fluctuation in prevailing prices for gold, silver and other metals which may affect the profitability of the project;
●	community action or other disruptive activities by stakeholders;
●	adequacy and availability of a skilled workforce;
●	difficulties in procuring or a failure to procure required supplies and resources to develop, construct and operate a mine;
●	availability, supply and cost of power and water;
●	weather or severe climate impacts;
●	litigation;
●	dependence on third parties for services and utilities;
●	the interpretation of geological data obtained from drill holes and other sampling techniques;
●	government regulations, including regulations relating to prices, taxes and royalties; and

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●	a failure to develop or manage a project in accordance with expectations or to properly manage the transition to an operating mine.

Our operations are also subject to all of the hazards and risks normally encountered in the exploration and development of mineral projects and properties, including unusual and unexpected geologic formations, seismic activity, rock slides, ground instabilities or failures, mechanical failures, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of facilities, damage to life or property, environmental damage and possible liability.

Most of the above factors are beyond the control of the Company. The exact effect of these factors cannot be accurately predicted, but any one of these factors or a combination thereof may have an adverse effect on the Company’s business.

Construction and Start-up of Mining and Milling Operations

In recent years in Canada, it has become increasingly challenging to build a mine. Before having a prospect of profitable operations, the Company’s current business plan involves obtaining a positive construction decision from the Board of Directors, successful construction of a mill and the start of mining and milling operations. The capital expenditures and time required to develop a new mine are considerable and changes in cost or construction schedules can significantly increase both the time and capital required to build the Eskay Creek Project.

Construction costs and timelines can be impacted by a wide variety of factors, many of which are beyond the control of the Company. These include, but are not limited to, inflation, weather conditions, ground conditions, availability of appropriate rock and other material required for construction, availability and performance of employees, contractors and suppliers, supply chain constraints, shipping risks and delays, delivery and installation of equipment, design changes, accuracy of construction quantities and cost estimates and social acceptance by communities.

Many permits and authorizations must be obtained in order to successfully execute this plan, and each permit or authorization may not be granted on a timely basis, or may not be granted at all. Obtaining permits may become more onerous as a result of changes to political parties in power at the federal, provincial and local level, including changes within Indigenous leadership. Certain non-governmental organizations actively seek to delay the granting of mining permits, or challenge them after they have been granted. In addition, there is an increasing sensitivity to the handling and storage of mine waste tailings. The Company is committed to actively engaging with and consulting relevant Indigenous groups, some of whom may not be supportive of mining development in their traditional territory, and who may seek to temporarily delay or permanently prevent the development of the mine. Delays in construction resulting from the factors described above or otherwise typically cause costs to increase.

The start-up and integration of all of the systems in a mill facility is a complicated undertaking. In addition, models of mineralization may not be accurate. Metallurgy can also vary throughout the ore body causing challenges in extracting and concentrating sufficient metal, especially during the start-up period. Delays in achieving commercial production during the start-up period may result in delayed revenues.

Because the Company does not have positive operating cash flow, where revenue delays or cost overruns are significant, the Company may be forced to raise additional capital in order to achieve commercial production. Financial markets typically adjust a company’s valuation downward when a company is forced to raise additional capital during construction in order to achieve commercial production. In extreme cases, the Company may be unable to raise additional capital which may result in equity becoming valueless and the loss of an investor’s entire investment.

Nature of Mineral Exploration

Producing mines consume their resources as they produce. In addition, in order to maximize a project’s net present value, the most valuable ore will be prioritized over the least valuable ore.

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As a result, production from most mines will typically decline over the life of the mine. The Company’s ability to increase its annual production and generate revenues therefrom will depend significantly upon the Company’s ability to discover or acquire new deposits, to successfully bring new mines into production, and to expand reserves at existing mines. The exploration for and development of mineral deposits involves significant financial risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of a body of mineralization may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a site. As a result, the Company cannot provide assurance that its exploration or development efforts will result in any new commercial mining operations nor that they will yield new mineral reserves.

There is no assurance that the Company’s exploration and development programs and properties will result in the discovery, development or production of a commercially viable ore body or yield new reserves to replace or expand current reserves. The exploration for and development of mineral deposits involves significant financial risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of a body of mineralization may result in substantial rewards, few properties that are explored are ultimately developed into producing mines.

Similarly, the economics of developing gold and other mineral properties are affected by many factors including capital and operating costs, variations of the tonnage and grade of ore mined, fluctuating mineral markets, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Depending on the prices of silver, gold or other minerals produced, the Company may determine that it is impractical to commence or continue commercial production.

Substantial expenditures are required to discover an orebody, to establish reserves, to identify the appropriate metallurgical processes, to extract metal from ore, and to develop mining and processing facilities and infrastructure.

The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Company’s control and which cannot be accurately foreseen or predicted, such as market fluctuations, conditions for precious and base metals, the proximity and capacity of milling and smelting facilities, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals and environmental protection. Unsuccessful exploration or development programs could have a material adverse impact on the Company’s operations and profitability.

Infrastructure

Development and exploration activities depend on adequate infrastructure. Reliable roads, bridges, power and water supplies are important determinants that affect the ability to operate and the costs of operations. The Company’s ability to obtain a secure supply of power and water at a reasonable cost depends on many factors, including: global and regional supply and demand; political and economic conditions; localized logistical challenges; delivery; successful negotiation of commercial agreements; relevant regulatory regimes and obtaining an agreement to connect the Company’s transmission line to Coast Mountain’s infrastructure, as contemplated in our Technical Report. Unusual or infrequent weather phenomena, sabotage or government, and other interference in the maintenance or provision of such infrastructure could adversely affect the activities and profitability of the Company.

Acquisitions and Integration

From time to time, the Company may pursue opportunities to acquire additional mining assets and businesses. Any acquisition that the Company may choose to complete may be of a significant size, may change the scale of the Company’s business and operations and may expose the Company to new geographic, political, operating, financial and geological risks.

The Company’s success in its acquisition activities will depend on its ability to identify suitable acquisition candidates that fit its business strategy, negotiate acceptable terms for any such acquisition, identify significant legal, financial or operational risks as part of the due diligence process, obtain approvals from regulatory authorities in the jurisdiction of the business or property to be acquired, and integrate the acquired operations successfully with those of the Company.

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Any mergers and acquisitions, including the QuestEx Transaction and the Newmont Transaction, will be accompanied by risks. For example, there may be a significant change in commodity prices, applicable laws or other relevant facts after the Company has committed to complete the transaction and established the purchase price or exchange ratio; the conditions to closing a transaction may not be satisfied or the transaction may otherwise be terminated; a material mineralized deposit may prove to contain resources that are below the Company’s expectations; the due diligence process may fail to uncover all legal, financial and operational risks; the Company may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization; the integration of the acquired business or assets may disrupt the Company’s ongoing business and its relationships with employees, customers, suppliers and contractors; and, to the extent that the Company makes an acquisition outside of markets in which it has previously operated, the Company may have difficulty conducting and managing operations in a new operating environment.

Acquiring additional businesses or properties could place increased pressure on the Company’s cash flow if such acquisitions involve cash consideration. If the Company chooses to raise debt capital to finance any such acquisition, the Company’s leverage will be increased. If the Company chooses to use equity as consideration for such acquisition, existing shareholders may suffer dilution. Alternatively, the Company may choose to finance any such acquisition with its existing resources. The integration of the Company’s existing operations with any acquired business will require significant expenditures of time, attention and funds. Achievement of the benefits expected from consolidation would require the Company to incur significant costs in connection with, among other things, implementing financial and planning systems. The Company may not be able to integrate the operations of an acquired business or restructure the Company’s previously existing business operations without encountering difficulties and delays. In addition, this integration may require significant attention from the Company’s management team, which may detract attention from the Company’s day-to-day operations.

Over the short-term, difficulties associated with integration could have a material adverse effect on the Company’s business. In addition, the acquisition of mineral properties may subject the Company to unforeseen legal risks and liabilities, including environmental liabilities, which could have a material adverse effect on the Company. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Capital Cost Estimates

Our expected capital and operating costs for the Eskay Creek Project are based on the interpretation of geological and metallurgical data, feasibility studies, economic factors, anticipated climatic conditions and other factors that may prove to be inaccurate. Therefore, the Technical Report may prove to be unreliable if the assumptions or estimates do not reflect actual facts and events. The Technical Report estimates life of mine project capital costs for the Eskay Creek Project of $1.46 billion, but any of the following events, among the other events and uncertainties described herein, could affect the ultimate accuracy of such estimates: (i) unanticipated changes in grade and tonnage of ore to be mined and processed; (ii) incorrect data on which engineering and processing assumptions are made; (iii) delay in construction schedules and unanticipated transportation costs; (iv) the accuracy of major equipment and construction cost estimates; (v) labour and labour rate negotiations; (vi) changes in government regulation (including regulations regarding prices, cost of consumables, royalties, duties, taxes, permitting and restrictions on production quotas on exportation of minerals); (vii) macro-economic factors including (but not limited to) foreign exchange rates and inflation; and (viii) title claims.

Mineral Resource and Mineral Reserve Estimates

There are numerous uncertainties inherent in estimating mineral resources and mineral reserves, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any mineral reserve estimate is a function of the quality of available data and the assumptions made and judgements used in engineering and geological interpretation. Differences between management’s assumptions and actual results, including economic assumptions such as metal prices and market conditions, could have a material effect in the future on the Company’s financial position and results of operations. The Company’s gold production may fall below estimated levels as a result of mining accidents, such as cave-ins, rock falls, rock bursts, government-mandated shutdowns to prevent the spread of disease or as a result of other operational difficulties. In addition, production may be unexpectedly reduced if, during

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mine operations, mineral grades are lower than expected, the physical or metallurgical characteristics of the minerals are less amenable than expected to mine operations or treatment, or dilution increases.

Inferred Mineral Resources

Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is a risk that inferred mineral resources referred to in this Annual Information Form cannot be converted into measured or indicated mineral resources as there may be limited ability to assess geological continuity. Due to the uncertainty that may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to resources with sufficient geological continuity to constitute proven and probable mineral reserves as a result of continued exploration.

Production Estimates

The Company’s Technical Report contains estimates relating to potential future production and future production costs for the Eskay Creek Project. No assurance can be given that production estimates will be achieved. These production estimates are dependent on, among other things, the accuracy of mineral reserve estimates, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions, physical characteristics of ores, such as hardness and the presence or absence of particular metallurgical characteristics and the accuracy of estimated rates and costs of mining and processing. The failure to of the Company to achieve production estimates could have a material and adverse effect on any or all of its cash flows, profitability, results of operations and financial condition.

Safety, Health, and Environmental Regulations

Safety, health and environmental legislation affects nearly all aspects of the Company’s operations, including exploration, mine development, working conditions, waste disposal, emission controls and protection of endangered and protected species. Compliance with safety, health and environmental legislation can require significant expenditures and failure to comply with such legislation may result in the imposition of fines and penalties, the temporary or permanent suspension of operations, clean-up costs resulting from contaminated properties, damages and the loss of important permits. Exposure to these liabilities arises not only from the Company’s existing operations, but from operations that have been closed. The Company could also be held liable for worker exposure to contagious disease or hazardous substances and for accidents causing injury or death. There can be no assurances that the Company will comply with all safety, health and environmental regulations at all times, or that steps to achieve compliance would not materially adversely affect the Company’s business.

Safety, health and environmental laws and regulations are evolving in all jurisdictions where the Company has activities. The Company is not able to determine the specific impact that future changes in safety, health and environmental laws and regulations may have on its operations and activities, and its resulting financial position; however, the Company anticipates that capital expenditures and operating expenses will increase in the future as a result of the implementation of new and increasingly stringent safety, health and environmental regulations.

Climate change may exacerbate or create new operational risks for the Company. Physical risks of climate change may also have an adverse effect on the Company’s properties and projects, access to local infrastructure and resources, and the health and safety of employees and contractors at the Company’s operations, which may result in an adverse impact on the Company’s business and financial position. These risks include sea level rise, extreme weather events, changing temperatures, increased snow packs, impact on water availability, and resource shortages.

In addition, climate change continues to be a top priority for many countries and jurisdictions around the world and governments and regulators continue to implement and develop new rules and regulations to control carbon gas or “green-house” gas emissions attributable to climate change. As part of their efforts to shift to lower-carbon economies, governments have implemented carbon pricing, a mechanism that harnesses market forces to address climate change by creating financial incentives to lower emissions. Some of these mechanisms include the implementation of taxes on fuel sales, emissions trading schemes, and fossil fuel extraction fees, all of which are expected to play an ongoing role in global efforts to address climate change. The cost of compliance with various climate change regulations will ultimately be determined by the regulations themselves and by the markets that evolve for carbon credits and offsets and, as a result, the financial impact, if any, on the Company’s operations cannot yet be fully understood.

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Both Canada and British Columbia have established regulations to control greenhouse gas emissions including carbon taxation. The Government of Canada introduced the Greenhouse Gas Pollution Pricing Act in 2019, which establishes a federal carbon levy for any province or territory without a similar carbon-pricing regime. The federal carbon tax rate was initially set at $20 per tonne of CO2 equivalent (tCO2e) in 2019, increasing $10 per year to $50/tCO2e by 2022. BC’s Carbon Tax Act is considered sufficiently similar to the federal requirements that our BC projects will not be subject to the federal Greenhouse Gas Pollution Pricing Act. On April 1, 2023, BC’s carbon tax rate, under the Carbon Tax Act, rose from $50 to $65/tCO2e.

In 2020, the Government of Canada introduced Bill C-12, the Canadian Net-Zero Emissions Accountability Act and released the A Healthy Environment and a Healthy Economy climate plan to achieve Canada’s climate goals including net zero GHG emissions by 2050. This plan includes a proposal to increase the price of carbon by $15/tCO2e per year from 2023 to $170/tCO2e by 2030. BC has announced its intention to follow, or exceed, these commitments. Both BC and Canada also provide industrial incentive programs to support operations transitioning to a net zero carbon emissions pathway.

Further changes in safety, health and environmental laws, new information on existing safety, health and environmental conditions or other events, including legal proceedings based upon such conditions or an inability to obtain necessary permits, may require increased financial reserves or compliance expenditures or otherwise have a material adverse effect on the Company. Environmental and regulatory review can be a long and complex process that may delay the opening, modification or expansion of a mine, extend decommissioning at a closed mine, or restrict areas where exploration activities may take place.

Saleable Concentrate

The Company anticipates that Eskay Creek operation will produce a precious metal concentrate on site, which will then be shipped out of the province to processing facilities. There is currently no contract in place with any smelter or buyer for any such concentrate. Given the complexity of the expected Eskay Creek concentrate, combined with the historical production of relatively difficult-to-market concentrates from the mine during its previous operational period, there can be no assurance that the Company will be able to secure a suitable agreement with a smelter or buyer for its concentrate. The most likely market for the concentrate is China, which under current geopolitical conditions poses a risk for the Company to successfully market saleable concentrate.

Tailings and Water Management

Tailings and water at existing mine sites require management and long-term planning to meet regulatory requirements and public expectation. Improper management can result in regulatory (site specific permits and statute) violations and subsequent consequences including administrative penalties, mandated management infrastructure (such as treatment or storage facilities), and mandated enhanced personnel capacity. These consequences can have direct impacts in the form of unanticipated expenditures and indirect impacts of lost opportunities resulting from resources being diverted to manage these issues. Improper management can also have significant impacts on the social license of an enterprise. A significant failure can result in undermining of public confidence in the organization which can impact its ability to advance development plans and achieve regulatory support for its existing operations.

Management

The success of the Company is currently largely dependent on the performance of its executive management team. There is no assurance the Company can retain or maintain the services of its management or other qualified personnel required to operate its business. Failure to do so could have a material adverse effect on the Company, its business, and its prospects.

Ability to Implement Business Strategy

There can be no assurance that Skeena’s management team will be successful in implementing its strategy (including as set out in this Annual Information Form) or that past results will be reproduced going forward. The management team may experience difficulties in effecting key strategic goals such as the growth, development and investment in the Eskay Creek Project or the successful exploration and development of exploration projects more generally. The

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performance of Skeena’s operations could be adversely affected if the Company’s management team cannot implement the stated business strategy effectively.

Key Personnel

Skeena’s success depends significantly on the continued individual and collective contributions of its senior, regional and local management teams. The loss of the services of members of these management teams or the inability to hire and retain experienced replacement management personnel could have a material adverse effect on Skeena’s business, results of operations and financial condition. In addition, to implement and manage Skeena’s business and operating strategies effectively, the Company must maintain a high level of efficiency and performance, continue to enhance its operational and management systems and continue to successfully attract, train, motivate and manage its employees. If Skeena is not successful in these efforts, this may have a material adverse effect on its business, results of operations and financial condition.

Any departures of key personnel could also be viewed in a negative light by investors and research analysts, which could cause the price of Common Shares to decline, and could cause difficulty raising capital for continued operations, including exploration and development.

Title to Assets

Although the Company has or will receive title opinions for any properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. The Company has not conducted surveys of the claims in which it holds direct or indirect interests and, therefore, the precise area and location of such claims may be in doubt. The Company’s claims may be subject to prior unregistered agreements or transfers or Indigenous land claims. In addition, title may be affected by unidentified or unknown defects.

The Company has conducted thorough investigations into the title of properties that it has acquired or will be acquiring to achieve a high level of assurance that there are no other claims or agreements that are likely to impact the Company’s title to the concessions or claims. If title to the Company’s properties is disputed, it may result in the Company paying substantial costs to settle the dispute or to clear the title and could result in the loss of the property, which events may affect the economic viability of the Company.

Indigenous Rights and UNDRIP

The Company operates and conducts exploration on properties which are subject to asserted Indigenous rights and title. The Company is committed to engaging with rights-holding Indigenous Groups about any potential impact of its activities on such rights so as to avoid or mitigate such impacts, which may result in delays or changes to exploration or mineral development activities.

In addition, the Government of British Columbia has adopted the Declaration on the Rights of Indigenous Peoples Act (2019) (“DRIPA”) to implement the United Nations Declaration on the Rights of Indigenous Peoples (“UNDRIP”) in British Columbia. The legislation commits to a systematic review of the province’s laws for alignment with UNDRIP principles, while also encouraging new agreements with Indigenous Groups that are intended to address outstanding governance questions around the nature of Indigenous rights and title interests in British Columbia. On June 6, 2022, the Province of British Columbia entered into a consent-based decision-making agreement under section 7 of DRIPA with TCG with respect to the Eskay Creek Project. The agreement requires that the statutory power of a decision on the Eskay Creek Project under the Environmental Assessment Act (British Columbia) either (a) would be exercised jointly by the Province of British Columbia and TCG; or (b) could only be exercised by the Province of British Columbia if the prior informed consent of the TCG has been obtained. On January 17, 2023, TCG, the Government of BC, and Skeena signed a permitting Process Charter agreement for the Eskay Creek Project. While there remains significant risks to the permitting of the Eskay Creek Project, the agreement provides greater certainty and framework for the environmental assessment of the Eskay Creek Project, and will further strengthen Skeena’s relationship with the Tahltan Nation and the Nation’s support for the Eskay Creek Project.

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Mining Risks and Insurance

The business of mining is generally subject to numerous risks and hazards, including environmental hazards, industrial accidents, contagious disease hazards, labour disputes, encountering unusual or unexpected geologic formations, cave-ins, flooding and periodic interruptions due to inclement or hazardous weather conditions at its existing locations in British Columbia. Such risks could result in damage to, or destruction of, mineral properties or producing facilities, personal injury, environmental damage, delays in mining, monetary losses and possible legal liability. The Company’s insurance will not cover all the potential risks associated with its operations. In addition, although certain risks are insurable, the Company may be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance against environmental risks (including potential for pollution or other hazards as a result of disposal of waste products occurring from exploration and production) is not generally available to the Company or to other companies within the industry on acceptable terms.

The Company carries insurance to protect against certain risks in such amounts as it considers adequate. Risks not insured against include, without limitation, environmental pollution, mine flooding or other hazards against which the Company and others within the industry cannot insure or against which they may elect not to insure. Losses from uninsured events may cause the Company to incur significant costs. The activities of the Company are subject to a number of challenges over which the Company has little or no control, but that may delay production and negatively impact the Company’s financial results, including: increases in energy, fuel and/or other production costs; higher insurance premiums; industrial accidents; labour disputes; shortages of skilled labour; contractor availability; unusual or unexpected geological or operating conditions; slope failures; cave-ins of underground workings; and failure of pit walls or dams. If the Company suffers losses or events for which it is uninsured or under-insured, the Company may experience losses and may curtail or suspend some or all of its exploration, development and mining activities.

Development Risks

Future development of the Company’s business may not yield expected returns and may strain management resources. Development of the Company’s revenue streams is subject to a number of risks, including construction delays, cost overruns, financing risks, cancellation of key service contracts and changes in government regulations. Overall costs may significantly exceed the costs that were estimated when the project was originally undertaken, which could result in reduced returns, or even losses, from such investments. Significant fluctuation in prevailing prices for gold and other metals may affect the profitability of projects.

Competition for New Properties

The mining industry is intensely and increasingly competitive in all its phases, and the Company may have to compete with other companies that have greater financial and technical resources. Competition in the metals mining industry is primarily for mineral rich properties which can be developed and produced economically and businesses compete for such properties and the technical expertise to find, develop, and produce such properties, the skilled labor to operate the properties and the capital for the purpose of financing development of such properties. Such competition could adversely affect the Company’s ability to acquire suitable producing properties or prospects for mineral exploration, recruit or retain qualified employees or acquire the capital necessary to fund its operations and develop its properties.

Pre-Existing Environmental Liabilities

Environmental liabilities exist on the properties in which Skeena currently holds, primarily as a result of activities of previous owners. The Company has estimated and accrued for the costs of remediating these environmental issues, however the costs of remediation may be substantially higher than estimated.

Pre-existing environmental liabilities may exist on the properties in which Skeena currently holds an interest or on properties that may be subsequently acquired by Skeena which are unknown, and which have been caused by previous or existing owners or operators of the properties. In such event, the Company may be required to remediate these properties and the costs of remediation could be substantial. Further, in such circumstances, the Company may not be able to claim indemnification or contribution from other parties. In the event Skeena is required to undertake and fund

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significant remediation work, such event could have a material adverse effect upon the Company and the value of the Common Shares.

Liquidity and Capital Resources

As at December 31, 2024, the Company had net working capital2 of $30.9 million, compared to net working capital of $72.3 million as at December 31, 2023. The estimated capital cost to develop the Eskay Creek Project is in excess of $712.9 million. See “Capital and Operating Costs”.

The Company does not currently generate income from operations. The Company will need further funding to support the advancement of the Eskay Creek Project towards development and to meet general corporate and working capital requirements. Historically, capital requirements have been funded through equity financing, joint ventures, disposition of mineral properties and investments, and through the use of credit facilities with related parties. While management is confident that additional sources of funding will be secured to fund planned expenditures, factors that could affect the availability of financing include the progress and results of ongoing project evaluation activities at the Company’s Eskay Creek Project, the state of international debt and equity markets, investor perceptions and expectations of the global gold, silver and/or other metals markets. If necessary, the Company may explore opportunities to revise the due dates of its liabilities, and/or settle its liabilities through the issuance of common shares and other equity instruments. Based on the amount of funding raised, the Company’s planned initiatives and other work programs may be postponed, or otherwise revised, as necessary.

Dependence on Equipment and Skilled Labour

The ability of the Company to compete and grow will be dependent on it having access, at a reasonable cost and in a timely manner, to skilled labour, equipment, parts and components. No assurances can be given that the Company will be successful in maintaining its required supply of skilled labour, equipment, parts and components. The failure to do so could have a material adverse effect on the financial results of the Company.

Reliance on Consultants

The Company has relied on, and may continue to rely on, consultants and others for mineral exploration and exploitation expertise. The Company believes that those consultants are competent and that they have carried out their work in accordance with recognized industry standards. However, if the work conducted by those consultants is ultimately found to be incorrect or inadequate in any material respect, the Company may experience delays or increased costs in developing its properties.

Reputational Damage to the Company

Damage to the Company’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. The increased usage of social media and other web-based tools used to generate, publish, and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share opinions and views in regards to the Company and its activities, whether true or not. Although the Company believes that it operates in a manner that is respectful to all stakeholders and that it takes care in protecting its image and reputation, the Company does not ultimately have direct control over how it is perceived by others. Reputation loss may result in decreased investor confidence, increased challenges in developing and maintaining community relations, and an impediment to the Company’s overall ability to advance its projects, thereby having a material adverse impact on financial performance, financial condition, cash flows, and growth prospects.

Uninsured or Uninsurable Risk

The Company may be subject to liability for risks against which it cannot insure or against which the Company may elect not to insure due to the high cost of insurance premiums or other factors. The payment of any such liabilities would

2   Working capital, a non-IFRS-measure, is defined as current assets net of current liabilities.

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reduce the funds available for the Company’s normal business activities. Payment of liabilities for which the Company does not carry insurance may have a material adverse effect on the Company’s financial position and operations.

Government Regulations, Permits and Licenses

The Company’s operations may be subject to governmental laws or regulations promulgated by various legislatures or governmental agencies from time to time. A breach of such legislation may result in imposition of fines and penalties. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

The Company intends to fully comply with all governmental laws and regulations. There can be no assurance, however, that all permits which the Company may require for its operations and activities will be obtainable on reasonable terms or on a timely basis, that the Company will be able to sufficiently comply with such laws and regulations or that such laws and regulations would not have a material adverse effect on the Company’s business.

In 2019, the Canadian Impact Assessment Act came into force with significant changes to the federal government’s current environmental assessment and regulatory processes for resource development projects. While the new legislation does not affect Skeena’s current projects, it will apply to new projects which meet certain criteria. Similarly, in 2019, the British Columbia government reformed the province’s environmental assessment process for resource projects, introducing significant new changes into the environmental assessment process for industrial and resource projects in British Columbia, including new rules surrounding project notifications, early engagement and increased public participation, along with new timelines dictating when certain steps must be taken throughout the environmental assessment process. These changes and any other new legislation may affect the Company’s ability to obtain or renew permits for operations and projects in an efficient and cost-effective manner or at all.

Regulatory Risks

Successful execution of the Company’s business is contingent, in part, upon compliance with regulatory requirements enacted by governmental authorities and obtaining all regulatory approvals, where necessary, for the operation of its business.

The Company will incur ongoing costs and obligations related to regulatory compliance. Failure to comply with regulations may result in additional costs for corrective measures, penalties, or in restrictions on the Company’s operations. In addition, changes in regulations, more vigorous enforcement thereof, or other unanticipated events could require extensive changes to the Company’s operations, increased compliance costs, or give rise to material liabilities, which could have a material adverse effect on the business, financial condition, and operating results of the Company.

Regulatory or Agency Proceedings, Investigations, and Audits

The Company’s business requires compliance with many laws and regulations. Failure to comply with these laws and regulations could subject the Company to regulatory or agency proceedings or investigations and could also lead to damage awards, fines and penalties. Skeena may become involved in a number of government or agency proceedings, investigations, and audits. The outcome of any regulatory or agency proceedings, investigations, audits, and other contingencies could harm the Company’s reputation, require the Company to take, or refrain from taking, actions that could harm its operations or require Skeena to pay substantial amounts of money, harming its financial condition. There can be no assurance that any pending or future regulatory or agency proceedings, investigations, and audits will not result in substantial costs or a diversion of management’s attention and resources or have a material adverse impact on the Company’s business, financial condition, and results of operation.

Price Volatility of Publicly Traded Securities

In recent years, the securities markets in Canada and the United States have experienced a high level of price and volume volatility and the market prices of securities of many companies have experienced wide fluctuations in price

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which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price or volume will not occur.

It may be anticipated that any quoted market for the Common Shares of the Company will be subject to market trends generally, notwithstanding any potential success or challenges of the Company in creating revenues, cash flows or earnings.

Dividends

The Company has not paid any dividends on the Common Shares since incorporation and does not anticipate paying dividends in the immediate future. The payment of future dividends, if any, will be reviewed periodically by the Board of Directors and will depend upon, among other things, conditions then existing including earnings, financial requirements and other factors existing at such time that the Board of Directors may consider appropriate in the circumstances including, but not limited to, commodity prices, production levels, capital expenditure requirements, debt service requirements, if any, operating costs, royalty burdens, foreign exchange rates and the satisfaction of the liquidity and solvency tests imposed by the Business Corporations Act (British Columbia) for the declaration and payment of dividends.

Economic Conditions for Mining

The market price for precious metal commodities is historically volatile. During periods of decreased precious metal prices, the mining and minerals sectors in general are affected negatively, and may impact the Company’s market capitalization. Any sudden or rapid destabilization of global economic conditions, including the current conflict between Russia and Ukraine and the Israel-Palestine conflict, and the accompanying international response, may impact the Company’s ability to obtain equity or debt financing in the future on terms favorable to the Company or at all. In such an event, the Company’s operations and financial condition may be adversely affected.

Market Risk for Securities

The market price for the Common Shares could be subject to wide fluctuations. Factors such as commodity prices, government regulation, interest rates, share price movements of peer companies, and competitors, as well as overall market movements, may have a significant impact on the market price of the Company. The stock market has from time-to-time experienced extreme price and volume fluctuations, which have often been unrelated to the operating performance of particular companies.

Securities or Industry Research and Reports

The trading market for the Common Shares could be influenced by the research and reports that industry or securities analysts publish about the Company. If one or more of these analysts cease coverage or fail to regularly publish reports, the Company could lose visibility in the financial markets, which in turn could cause the trading price or volume of its Common Shares to decline. Moreover, if one or more of the analysts downgrade the Company or its Common Shares or if the Company’s operating results do not meet their expectations, the trading price of the Common Shares could decline.

Litigation

The Company is party to, and may become party to litigation from time to time in the ordinary course of business which could adversely affect its business, including any future appeals made by the Company in relation to the Albino Lake Storage Facility. Should any litigation in which the Company is, or becomes involved be determined against the Company, such a decision could adversely affect the Company’s ability to continue operating, could negatively impact the value of the Common Shares, and could use significant resources. Even if Skeena is involved in litigation and wins, litigation can redirect significant Company resources, including the time and attention of management and available working capital. Litigation may also create a negative perception of the Company’s brand.

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Potential Conflicts of Interest

Certain of the directors and officers of the Company also serve as directors and/or officers of other companies involved in the industries in which the Company operates, and consequently there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws and the internal policies and procedures of the Company.

Legal and Accounting Requirements

As a publicly-listed company, the Company is subject to numerous legal and accounting requirements that do not apply to private companies including the rules and regulations promulgated by a number of governmental and self-regulated organizations, including the Canadian and United States securities administrators and regulators, the TSX and the NYSE. These rules and regulations continue to evolve in scope and complexity creating many new requirements. The cost of compliance with many of these requirements is material. Failure to comply with these requirements can have numerous adverse consequences including, but not limited to, the Company’s inability to file required periodic reports on a timely basis, loss of market confidence, delisting of its securities and/or governmental or private actions against the Company. There can be no assurance that the Company will be able to comply with all of these requirements or that the cost of such compliance will not prove to be a substantial competitive disadvantage vis-à-vis privately-held and larger public competitors.

Continued Listing Criteria of the TSX and NYSE

The Common Shares are currently listed on the TSX and the NYSE. In order to maintain the listing, the Company must maintain compliance with certain corporate governance and financial and share distribution targets, including maintaining a minimum number of public shareholders, and, in the case of the NYSE, a minimum share price. In addition to objective standards, the TSX or the NYSE may delist the securities of any issuer if, in its opinion: the issuer’s financial condition and/or operating results appear unsatisfactory; if the Company fails to accurately report financial performance on a timely basis; if it appears that the extent of public distribution or the aggregate market value of the security has become so reduced as to make continued listing on the TSX or the NYSE inadvisable; if the issuer sells or disposes of principal operating assets or ceases to be an operating company; if an issuer fails to comply with the listing requirements of TSX or the NYSE; or if any other event occurs or any condition exists which makes continued listing on the TSX or the NYSE, in the opinion of the TSX or the NYSE, inadvisable.

If the TSX or the NYSE delists our Common Shares, investors may face material adverse consequences, including, but not limited to, a lack of trading market for the common shares, reduced liquidity, decreased analyst coverage of the Company, and an inability for us to obtain additional financing to fund our operations.

Risks of Enforcing U.S. Judgments

The Company is incorporated under the laws of British Columbia, Canada and its corporate offices are located in Canada. The majority of the Company’s directors and officers and certain of the experts named herein are not residents of the United States and the majority of our assets and the assets of these persons are located outside the United States. It may be difficult for investors who reside in the United States to effect service of process within the United States upon the Company or upon such persons who are not residents of the United States, or to enforce a U.S. court judgment predicated upon civil liabilities under U.S. federal securities laws against the Company or any of these persons. A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada in the first instance against any of such persons or the Company predicated solely upon such U.S. federal securities laws.

Foreign Private Issuer Disclosure Requirements

The Company is a “foreign private issuer”, as such term is defined in Rule 405 of the United States Securities Act of 1933, as amended, and not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC.

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Under the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), the Company is subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, the Company does not file the same reports that a U.S. domestic issuer would file with the SEC, although it is required to file or furnish to the SEC the continuous disclosure documents that it is required to file in Canada under Canadian securities laws.

In addition, the Company’s officers, directors, and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the U.S. Exchange Act. Therefore, its shareholders may not know on as timely a basis when its officers, directors and principal shareholders purchase or sell Common Shares, as the reporting deadlines under the corresponding Canadian insider reporting requirements are longer.

As a foreign private issuer, the Company is exempt from the rules and regulations under the U.S. Exchange Act related to the furnishing and content of proxy statements. It is also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While the Company will comply with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the U.S. Exchange Act and Regulation FD and shareholders should not expect to receive the same information at the same time as such information is provided by U.S. domestic companies. In addition, the Company is not required under the U.S. Exchange Act to file annual or quarterly reports with the SEC as promptly as U.S. domestic companies whose securities are registered under the U.S. Exchange Act.

In addition, as a foreign private issuer, the Company has the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that it discloses the requirements it is not following and describe the Canadian practices it follows instead. The Company currently relies on this exemption with respect to requirements regarding the quorum for any meeting of its shareholders. The Company may in the future elect to follow home country practices in Canada with regard to other matters. As a result, its shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all U.S. corporate governance requirements.

Loss of Foreign Private Issuer Status

The Company may in the future lose its foreign private issuer status if a majority of the voting power of the Company is held in the United States and it fails to meet the additional requirements necessary to avoid the loss of foreign private issuer status, such as if: (i) a majority of its directors or executive officers are U.S. citizens or residents; (ii) a majority of its assets are located in the United States; or (iii) its business is administered principally in the United States. Although the Company may elect to comply with certain U.S. regulatory provisions, its loss of foreign private issuer status would make such compliance mandatory. The regulatory and compliance costs to the Company under securities laws as a U.S. domestic issuer will be significantly more than the costs incurred as a Canadian foreign private issuer. If the Company was not a foreign private issuer, it would not be eligible to use foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are generally more detailed and extensive than the forms available to a foreign private issuer. In addition, the Company may lose its ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

Accounting Policies and Internal Controls

The Company prepares its financial reports in accordance with International Financial Reporting Standards. In preparation of its financial reports, management may need to rely upon assumptions, make estimates or use their best judgment in determining the financial condition of the Company. Significant accounting policies are described in more detail in the Company’s audited financial statements. In order to have a reasonable level of assurance that financial transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported, the Company has implemented and continues to evaluate its internal control systems for financial reporting, as further explained in the MD&A. Although the Company believes its financial reporting

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and financial statements are prepared with reasonable safeguards to ensure reliability, the Company cannot provide absolute assurance in this regard.

Risks Related to Dilution

The market price of the Common Shares could decline as a result of issuances of securities by the Company or sales by its existing shareholders of Common Shares in the market, or the perception that these sales could occur. The issuance of Common Shares upon the exercise of the Company’s outstanding Options may also reduce the market price of the Common Shares. Additional Common Shares and Options may be issued in the future. A decrease in the market price of the Common Shares could adversely affect the liquidity of the Common Shares on the TSX and NYSE. The Company’s shareholders may be unable, as a result, to sell significant quantities of the Common Shares into the public trading markets. The Company may not, as a result, have sufficient liquidity to meet the continued listing requirements of the TSX and the NYSE. Sales of the Common Shares by shareholders might also make it more difficult for the Company to sell equity or debt securities at a time and price that it deems appropriate, which may have a material adverse effect on the Company’s business, financial conditions and results of operations.

Competition

There is potential that the Company will face intense competition from other companies, some of which can be expected to have longer operating histories and more financial resources and project construction, developing, manufacturing and marketing experience than the Company. Increased competition by larger and better resourced competitors could materially and adversely affect the business, financial condition, and results of operations of the Company.

Fraudulent or Illegal Activity by Employees, Contractors, and Consultants

The Company is exposed to the risk that its employees, independent contractors, and consultants may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to the Company that violates: (i) government regulations; (ii) manufacturing standards; (iii) federal and provincial fraud and abuse laws and regulations; (iv) environmental or health and safety laws, regulations or standards; or (v) laws that require the true, complete, and accurate reporting of financial information or data. It is not always possible for the Company to identify and deter misconduct by its employees and other third parties, and the precautions taken by the Company to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting the Company from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against Skeena, and it is not successful in defending itself or asserting its rights, those actions could have a significant impact on Skeena’s business, including the imposition of civil, criminal, and administrative penalties, damages, monetary fines, contractual damages, reputational harm, diminished profits, and future earnings, and curtailment of the Company’s operations, any of which could have a material adverse effect on the Company’s business, financial condition, and results of operations.

Information Technology Systems and Cyber Attacks

The Company’s operations will depend, in part, on how well it and its suppliers and service providers protect networks, equipment, IT systems, and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, intentional damage, destruction, fire, power loss, hacking, computer viruses, vandalism, and theft. The Company’s operations will also depend on the timely maintenance, upgrades, and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other similar events could result in information system failures, delays, and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation, business, results of operations, financial condition and share price. Further, security breaches such as misappropriation, misuse, leakage, falsification, accidental release or loss of information contained in the Company’s information technology systems including personnel and other data could damage its reputation and require the Company to expend significant capital and other resources to remedy any such security breach.

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There can be no assurance that the Company will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats.

As a result, cyber-security and the continued development and enhancement of controls, processes, and practices designed to protect systems, computers, software, data, and networks from attack, damage, or unauthorized access is a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

The Company’s Use of Technology and Artificial Intelligence (“AI”) Systems

The Company, its counterparties, third-party providers and vendors may from time to time use AI technology to make the Company’s operations and systems more efficient and productive. While the Company has set measures to oversee its use of AI technology, the Company has no way of ensuring that its third-party providers and vendors are engaging in risk-mitigating measures when adopting and using AI technology. In addition, as many AI technology systems are constantly evolving and becoming more effective, the Company may be at an increased risk of a cybersecurity attack where AI technology is used to circumvent security controls, evade detection and remove forensic evidence. As a result, the Company may be unable to detect, investigate, remediate or recover from future attacks or incidents, or to avoid a material adverse impact on its business.

Political and Economic Instability

The Company may be affected by future political or economic instability. The risks include, but are not limited to war, terrorism, military repression, extreme fluctuations in currency exchange rates, and high rates of inflation. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, distribution, price controls, export controls, income taxes, and expropriation of property, maintenance of assets, environmental legislation, land use, land claims of local people, and water use, among other potential factors. The effect of any these factors cannot be accurately predicted.

Specifically, uncertainties resulting from the Russia-Ukraine and Israel-Palestine conflicts, and the accompanying international response, created increased volatility in commodity markets (including oil and gas prices), and disrupted international trade and financial markets, all of which have an ongoing and uncertain effect on global economics, supply chains, availability of materials and equipment, and execution timelines for project development. To date, the Company’s operations have not been materially negatively affected by the ongoing conflicts, but should these conflicts go on for an extended period of time, or should other geopolitical disputes and conflicts emerge in other regions, these could result in material adverse effects to the Company.

Uncertainty of Trade Policies

The imposition of trade tariffs, particularly by the U.S., or other trade restrictions could have significant repercussions for Canadian businesses, and the broader economy. Increased costs of goods and services may contribute to inflation. These tariffs, and any changes to these tariffs or imposition of any new tariffs, taxes or import or export restrictions or prohibitions, could have a material adverse effect on the Company’s business. Furthermore, there is a risk that the tariffs imposed by the U.S. on other countries will trigger a broader global trade war which could have a material adverse effect on the Canadian, U.S. and global economies. Overall, trade policy restrictions create financial uncertainty for companies, disrupt trade relationships, and put downward pressure on economic growth.

Financing Risk

The Company’s plans to advance its mineral properties towards and into development depend on securing the necessary funds to do so. There is no certainty that the Company will continue to be able to raise the necessary funds through the issuance of securities from treasury, sale of mineral properties, or acquiring funds through a private-lending mechanism.

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Tax

No assurance can be given that the Company’s tax positions will not be successfully challenged by tax authorities, new taxation rules will not be enacted, existing rules (including the flow-through share tax incentive program and the British Columbia Mineral Exploration Tax Credit program) will not be changed, or existing rules will not be applied in a manner which could result in the Company being subject to additional taxation or liability, or which could otherwise have a material adverse effect on the Company’s results from operations and financial condition.

New Diseases and Epidemics

The Company’s business, operations and financial condition could be materially and adversely affected by the outbreak of epidemics or pandemics or other health crises, including the COVID-19 pandemic (which, for the purposes of this Annual Information Form, includes any variants thereof, where applicable). Such public health crises can result in volatility and disruptions in the supply and demand for minerals, global supply chains and financial markets, as well as declining trade and market sentiment and reduced mobility of people, all of which could affect commodity prices, interest rates, credit ratings, credit risk, share prices and inflation. The risks to the Company of such public health crises also include risks to employee health and safety, additional slowdowns or temporary suspensions of operations in geographic locations impacted by an outbreak, increased labour, transportation and fuel costs, regulatory changes, political or economic instabilities or civil unrest. The extent to which COVID-19 will or may impact the Company is uncertain and these factors are beyond the Company’s control. Any increase in the severity of the pandemic or future outbreaks of COVID-19 could have a material adverse effect on the Company’s business, results of operations and financial condition.

Natural Disasters, Terrorist Acts, Civil Unrest, and Other Disruptions

Upon the occurrence of a natural disaster, or upon an incident of war, riot or civil unrest, including the current conflict between Russia and Ukraine or Israel and Palestine, the impacted country, province, or region may not efficiently and quickly recover from such event, which could have a material adverse effect on the Company, its customers, and/or either of their businesses or operations. Terrorist attacks, public health crises, domestic and global trade disruptions, infrastructure disruptions, civil disobedience or unrest, natural disasters, national emergencies, acts of war, technological attacks and related events can result in volatility and disruption to local and global supply chains, operations, mobility of people and the financial markets, which could affect interest rates, credit ratings, credit risk, inflation, business, financial conditions, results of operations and other factors relevant to the Company, its customers, and/or either of their businesses or operations, which may have a material adverse effect on the Skeena’s reputation, business, financial conditions or operating results.

MINERAL PROJECTS

Eskay Creek Project

Technical Report

Please see the Company’s Technical Report in accordance with NI 43-101 dated November 14, 2023, titled “Eskay Creek Project, British Columbia, NI 43-101 Technical Report on Updated Feasibility Study”, in respect of the Eskay Creek Revitalization Project, as prepared by: Mr. Ben Adaszynski, P.Eng., Ms. Terre Lane, MMSA QP, Dr. Hamid Samari, MMSA QP, Mr. Jim Fogarty, P.Eng., Mr. Ian Stilwell, P.Eng., Mr. Rolf Schmitt, P.Geo., Mr. A.J. MacDonald, P.Eng., Mr. David Baldwin, P.Eng., and Mr. Steven Andrew Baisley, P.Geo. The report is available under the Company’s profile on SEDAR+ (www.sedarplus.com) and on EDGAR at www.sec.gov. Further financial information relating to the Eskay Creek Project can be found in the MD&A which is available under the Company’s profile on SEDAR+ (www.sedarplus.com).

Property Description, Location and Access

The Eskay Creek Project is located in the Golden Triangle region of British Columbia, Canada, 83 km northwest of Stewart, on the eastern flanks of the Coast Mountain ranges.

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The Eskay Creek Project is situated at an elevation of 800 m above sea level at 56° 39’ 13.9968” N and 130° 25’ 44.0004” W.

Access to the Eskay Creek Project is via Highway 37 (Stewart Cassiar Highway). The Eskay Mine Road is an all-season gravel road that connects to Highway 37 approximately 135 km north of Meziadin Junction (refer to Figure 2-1 – Project Location Map in the Technical Report). The Eskay Mine Road is a 59 km private industrial road that is operated by Coast Mountain Hydro Corp. (0 km to 43.5 km) and Skeena (43.5 km to 59 km).

There are two nearby gravel air strips: Bronson Strip which is about 40 km west of the mine site (not connected to the road system) and Bob Quinn air strip, roughly 37 km northeast of the Eskay Creek Project alongside Highway 37.  Bronson Strip is a private air strip operated by Snip Gold Inc. It is 1,500 m long and in fair condition. It is accessible to the project by helicopter only. The Bob Quinn Lake air strip is managed by the Bob Quinn Lake Airport Society, a not-for-profit organization consisting of government and local industry interests. The airstrip is about 1,300 m long and is in good condition. It is accessible to the project by the Eskay Mine Road.

Travel to the planned mine site from local population centres will be primarily by Highway 16 (e.g. Terrace or Smithers) and via Highway 37 north to the Bob Quinn and Eskay Mine Access road junction; however, there is a possibility that the proposed mine could fly personnel to the Bob Quinn airport and then provide a shuttle to transport personnel from the airport to the mine site.

Mineral Tenure, Surface Rights, Water Rights, Royalties and Agreements

The Eskay Creek Project covers a total of 7,666.02 ha and consists of the following (see Figure 4-1 – Mineral Tenure and Surface Lease Location Map in the Technical Report):

●	51 mineral claims totalling 5,835.76 ha (refer to Table 4-1 – Mineral Claim Table of the Technical Report);
●	Eight mineral leases totalling 1,830.26 ha (refer to Table 4-2 – Mineral Lease Table of the Technical Report).

Of the 51 mineral claims, 49 mineral claims are 100% registered to Skeena, and two mineral claims are jointly held by Skeena (66.67%), and Canagold Resources Ltd (33.33%).

Five mineral leases are 100% held by Skeena and three mineral leases are jointly held by Skeena (66.6667%), and Canagold Resources Ltd (33.3333%).

All statutory annual reporting obligations have been met.

Mineral leases have an annual rent payment that is due yearly on the anniversary date of the lease. The payment is based on the amount of hectares within the lease, and is C$20/ha.

Mineral claims have a yearly work requirement based on the amount of hectares. A “Statement of Work” is required to be filed on the claims with the Mineral Tenure Branch and the company submits an assessment report detailing the work that was completed within 90 days.

Where on-ground work commitments have not been met, Skeena has made cash-in-lieu payments as stipulated under the BC Mineral Tenure Act Regulation.

Skeena holds the following surface rights interests:

●	Surface lease number 634309 (December 24, 1994) between the Province of BC and Prime Resources Group Inc.; interest assigned to Skeena;
●	Surface lease number 740715 (July 25, 2004) between the Province of BC and optionor; interest assigned to Skeena;
●	Special Use Permit S17635: for the use of the Eskay Creek road;
●	Permitted Mine Area authorized under Mines Act M197, August 2023;

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●	Temporary Licence of Occupation SK945110.

The locations of the surface leases were included in Figure 4-1.

District Lots underly the Eskay Creek tenures, and a title search indicates that there are no mineral or surface rights associated with the District Lots. Skeena will need to acquire surface rights in support of any future mining and processing activities.

Permit amendment for Surface Lease 740715 will be required to extend the boundary to include the surface area associated with the south end of the Tom MacKay Storage Facility (“TMSF”).

Skeena currently holds two water licences:

●	Conditional Water Licence 1017796 (March 2, 1994) between the Province of BC and Prime Resources Group Inc.; interest assigned to Skeena on October 9, 2020;
●	Conditional Water Licence 114327 (effective April 20, 1999) between the Province of BC and Homestake Mining Company; interest assigned to Skeena on October 9, 2020.

Skeena anticipates having to apply for additional water licences under the BC Water Sustainability Act, including the following subsections:

●	Section 2: Groundwater Well Registration and Groundwater Usage;
●	Section 9: Authorization for Diversion and Use of Water;
●	Section 10: Short Term Water Use;
●	Section 11: Authorization for Working on or About Streams.

A 1% net smelter return (NSR) royalty on the entire Eskay Creek land package was payable to Barrick, with Skeena able to purchase half (0.5%) of that royalty. On September 23, 2022 Skeena purchased the 0.5% NSR, leaving a 0.5% royalty payable to Barrick.

On September 29, 2022 Barrick closed the sale of a portfolio of 22 royalties, including the 0.5% royalty with Skeena, to Maverix Metals Inc. (“Maverix”). Maverix was acquired by Triple Flag Precious Metals Corp. in early 2023.

This royalty is payable on all of the Mineral Reserves, and is included in the economic analysis in Section 22.

On December 30, 2022, Skeena granted a 0.5% NSR to Franco-Nevada Corp. (Franco-Nevada) on the Eskay Creek land package in exchange for a closing cash consideration of C$27 M and contingent cash consideration of C$1.5 M.  This royalty is payable on all of the Mineral Reserves, and is included in the economic analysis in Section 22.

Subsequent to the Technical Report effective date, on 18 December, 2023, Skeena concluded a financing package with Franco-Nevada. The package included the sale of a 1.0% NSR royalty on Eskay Creek for C$56 million over all of the land packages that make up the Eskay Creek Project. This royalty is payable on all of the Mineral Reserves, and is not included in the economic analysis in Section 22.  With this incremental royalty purchase, Franco-Nevada now holds a 2.5% NSR on the Eskay Creek Project.

Franco-Nevada also has a 1% NSR on the Kay-Tok property (Kay and Toc mining leases) based on a 1995 agreement. This royalty is payable on the Mineral Reserves on these leases, and is included in the economic analysis in Section 22.

ARC Resource Group Ltd. has a 2% royalty on the SKI, IKS and GNC properties.

This royalty is payable on the Mineral Reserves on the SKI mining lease, and is included in the economic analysis in Section 22.

The Eskay Creek Project has NSR royalty obligations on other land packages within the Eskay Creek Project area that are payable to third parties as shown in Table 4-3 – Land Package Royalties and Table 4-4 – Royalties by Claim of the

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Technical Report. The locations of the mineral tenures with royalty obligations were shown in Figure 4-2 – Lease and Claim Royalty Agreements.

None of these land packages currently host Mineral Resources or Mineral Reserves, and no royalties on these claims are currently payable.

On June 25, 2024, the Company announced that it had entered into the Project Financing Package. The Project Financing Package was comprised of:

●	up to a US$100 million equity investment;
●	the Gold Stream Arrangement;
●	the Senior Secured Term Loan; and
●	a US$100 million cost over-run facility in the form of an additional gold stream subject to the same standby terms as the Senior Secured Term Loan.

In connection with the Gold Stream Arrangement and the Senior Secured Loan, the Company entered into general security, share pledge agreements and block account agreements in favor of Orion.

Risks

The provincial and federal regulatory processes under recent legislative changes may influence overall timelines to amend the existing permits, address Indigenous consent and collaboration needs, and obtain new permits for the Eskay Creek Project, including the environmental assessment certificate as well as construction and operating permits. Additional work is underway to support permit amendments and new permit applications, including environmental baseline data collection, mine plan details, and environmental assessment and consultations. No permits for project commercial development will be issued before an environmental assessment certificate is obtained.

For the proposed Eskay Creek Project, Skeena will undertake a substituted process to amend an existing environmental assessment certificate or obtain a new environmental assessment certificate. The process to follow for the environmental assessment/impact assessment is being developed with the provincial and federal regulators, the Tahltan Nation and Skeena, based upon the legislative steps, criteria, and procedures.

Skeena submitted a Detailed Project Description to the federal and provincial regulators and Tahltan Central Government on August 11, 2022, to initiate the second phase (Readiness Decision) of the environmental assessment process. A process order was issued by the BC Government on April 18, 2023 which outlines the scope of the assessment and determines the application information requirements to be included in the application.

No technical or policy issues have been identified that would prevent obtaining the required project permits and approvals, given its long mining history, understanding and mitigation of environmental and social effects.

The current permits for the Eskay Creek mine do not consider operations at the scale contemplated in the 2021 pre-feasibility study or for the feasibility study scale open pit project. Additional work will be required to support permit updates and amendment applications, which will include environmental baseline data collection, environmental assessment and proposed mine plan and reclamation and closure plan.

The Eskay Creek Project is located within the traditional territory of Indigenous groups including the Tahltan Nation and the asserted territory of the Tsetsaut Skii Km Lax Ha, and access routes pass through lands subject to the Nisga’a Final Agreement treaty and the traditional territory of the Gitanyow Nation. Agreements with such groups that may be affected by the envisaged project remain to be negotiated. If such agreements include royalty or similar payments, this could result in changes to the assumptions made in the economic analysis. Skeena actively engages with communities of interest and Indigenous peoples to understand potential Eskay Creek Project effects and plan mitigative approaches collaboratively.

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History

The Eskay Creek Project area has a long exploration history, dating back to initial prospecting activities in 1932. Companies with Eskay Creek Project interests prior to Skeena’s involvement include Premier Gold Mining Co. Ltd., MacKay Gold Mines Ltd., Canadian Exploration Ltd., American Standard Mines Ltd., Pioneer Gold Mines of B.C. Ltd., New York-Alaska Gold Dredging Corp., Western Resources Ltd., Stikine Silver Ltd., Canex Aerial Exploration Ltd., Mount Washington Copper Co., Newmont Mining Corp., Kalco Valley Mines Ltd., Texas Gulf Canada Ltd., May-Ralph Resources Ltd., Ryan Exploration Ltd. (“U.S. Borax”), Kerrisdale Resources Ltd., Consolidated Stikine Silver Ltd., International Corona Corp., Homestake Canada Inc., and Barrick. Work conducted during this period included prospecting, geological mapping and reconnaissance, rock, stream, sediment, and soil geochemical sampling, trenching, surface geophysical surveys (electromagnetic (“EM”), very low frequency (“VLF”), ground magnetic/VLF-EM, induced polarization, seismic refraction, University of Toronto electro-magnetic system), borehole geophysics (frequency domain EM) core drilling, exploration adit and underground development, petrography, and mining studies.

Underground mining operations were conducted from 1994 to 2008. From 1995–2006, ore was direct-shipped after blending and primary crushing. From 1998 to closure in 2008, ore was also milled on site to produce a shipping concentrate.

Skeena has completed geological mapping, soil and grab sampling, rotary air blast and core drilling, an airborne light detection and ranging (“LiDAR”) and photo acquisition survey, Mineral Resource and Mineral Reserve estimation, metallurgical testwork, environmental testwork and supporting studies, and mining studies. A preliminary economic assessment was completed in 2019, a pre-feasibility study in 2021, and a feasibility study in 2022.

Geological Setting and Mineralization

The Eskay Creek deposit is generally classified as an example of a high-grade, precious metals-rich epithermal volcanogenic massive sulphide (“VMS”) deposit; however, it has also been suggested to be an example of a subaqueous hot spring gold– silver deposit.

The Eskay Creek Project is located along the western margin of the Stikine Terrane, within the Intermontane Tectonic Belt of the Northern Cordillera. It is hosted within the Jurassic rocks of the Stikinia Assemblage at the stratigraphic transition from volcanic rocks of the uppermost Hazelton Group to the marine sediments of the Bowser Lake Group.

In the Eskay Creek Project area stratigraphy comprises an upright succession of the Lower to Middle Jurassic Hazelton Group, including andesite, marine sediments, intermediate to felsic volcaniclastic rocks, rhyolite, contact mudstone (host to the main Eskay Creek deposits) (“Contact Mudstone”), and basaltic/andesitic sills and flows. This sequence is overlain by mudstones and conglomerates of the Bowser Lake Group.

Several styles of stratiform and discordant mineralization are present at the Eskay Creek Project, defined over an area approximately 1,400 m long and as much as 300 m wide. Distinct zones have been defined by variations in location, mineralogy, texture, and precious metal grades.

Stratiform-style mineralization is hosted in black carbonaceous mudstone and sericitic tuffaceous mudstone of the Contact Mudstone, located between the footwall Eskay Rhyolite member and the hanging wall Willow Ridge andesite unit. The stratiform-hosted zones include the 21A, 21B, 21Be, 21C, 21E, and North Extension (“NEX”). Stratigraphically above the Contact Mudstone, and usually above the first basaltic sill, the mudstones also host a localized body of base metal-rich, relatively precious metal-poor, massive sulphides referred to as the Hanging Wall (“HW”) Zone. Stratabound-style mineralization is also hosted stratigraphically below the Rhyolite and is hosted within the Lower Mudstone, Dacite, Even Lower Mudstone and Footwall Andesite, in the 23 Zone (formerly Lower Package Zone).

Stockwork and discordant-style mineralization at Eskay Creek is hosted in the Rhyolite within the PMP, 109, 21A, 21B-, 21Be, 21C, 21E, water tower (“WT”), and 22 Zones. Gold and silver occur as electrum and amalgam while silver mainly occurs within sulphosalts. Precious metal grades generally decrease proportionally with a decrease in total sulphides and sulphosalts. Clastic sulphoside beds contain fragments of coarse-grained sphalerite, tetrahedrite, and lead–

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sulphosalts, with lesser freibergeite, galena, pyrite, electrum, amalgam, and minor arsenopyrite. Stibnite occurs locally in late veins, as a replacement of clastic sulphides, and appears to be confined to the central, thickest part of the deposit, suggesting a locus for late hydrothermal activity. Cinnabar is rare and is found associated with the most abundant accumulations of stibnite. Barite occurs as isolated clasts, in the matrix of bedded sulphides and sulphosalts, and also as rare clastic or massive accumulations of limited extent. Barite is more common towards the north end of the deposit.

The Eskay Creek deposit retains exploration upside, along strike and at depth, in particular the potential to identify well-defined, mineralized syn-volcanic feeder structures that propagate through the volcanic pile.

Deposit Types

The Eskay Creek deposit is generally classified as an example of a high-grade, precious metals-rich epithermal VMS deposit; however, it has also been suggested to be an example of a subaqueous hot spring gold– silver deposit.

Features that would classify the Eskay Creek deposit as a VMS deposit include:

●	It formed on the seafloor in an active volcanic environment with a rhyolite footwall and basalt hanging wall.
●	There is a chlorite–sericite alteration in the footwall, and sulphide formation within a mudstone unit at the seafloor interface.
●	Unlike many VMS deposits, Eskay Creek has high concentrations of gold and silver, and an associated suite of antimony, mercury and arsenic. These mineralization features, along with the high incidence of clastic sulphides and sulphosalts, are more typical of an epithermal environment with low formation temperatures.

Features that would classify Eskay Creek as a subaqueous hot spring gold–silver deposit include:

●	broad hydrothermal systems marked by widespread sericite–pyrite alteration;
●	evidence of a volcanic crater or caldera setting; and
●	accumulations of felsic volcanic strata.

See Table 8-1 – Deposit Type Features, of Technical Report for summary of the key features of each deposit type.

Exploration Programs

A summary of the exploration programs completed by Skeena from 2018 to 2022 are as follows:

2018 – Grids and Surveys

McElhanney Consulting Services Ltd. of Vancouver, B.C. flew an airborne LiDAR and photo acquisition survey in December 2018. The resulting topography map was compiled to 0.1 m accuracy.

LiDAR and photo acquisition were collected simultaneously with equipment co-mounted on the sampling aircraft. Sixty flight lines comprising 539-line kilometres were completed, covering the 100 km2 survey area.

2019 – Mapping and Grab Sampling Program

In mid-October 2019, geological mapping and grab samples were collected by Skeena geology staff in the Tom MacKay area, located approximately 2.2 km south of the 22 zone. Historical drill holes in the adit area contained anomalous gold values primarily within felsite which generally lies subvertical, dipping towards the east. The purpose of the program was to determine the relationship of the felsite dykes to the Eskay Rhyolite and collect rocks for whole rock geochemistry analysis.

In August 2019, geological mapping and grab sampling was carried out on the Tip Top and Eskay porphyry targets, located 700 m east of the 21 zone deposits. The Eskay Porphyry is a monzodiorite exposed in the core of the Eskay

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anticline, intruding into the footwall andesite. The Tip Top prospect is located along the same structural trend towards the southwest.

2020 – Geophysics

During 2020, Dias Geophysical Limited carried out a 3D direct-current resistivity and induced polarization survey over an approximately 5 km2 area that covered the axis of the Eskay Creek anticline from the Bowser Basin south to the Tom MacKay Zones using the DIAS32 system in the UTM zone 9N WGS84.

Dias Airborne Limited of Saskatoon flew an airborne magnetic gradiometry survey in 2020 using the QMAG full tensor magnetic gradiometer (FTMG) system. Approximately 1,060 line kilometres on 40 m line spacing were completed, which included 965 km of survey lines and 95 km of tie lines.

2021 – Eskay Rift-Basin Reconstruction and Targeting Project

From April 19 through May 3, 2021, relogging of diamond drill core was undertaken to establish an informal stratigraphy for strata that host the Eskay deposits.

Relogging of drill core and resulting graphic logs were completed for 26 representative drill holes totalling approximately 7,439 m. Eighty-nine samples were collected for whole rock analysis to characterize lithofacies and alteration types.

2021 – Geochemical Soil Sampling Program

Inherited soils data collected by previous operators demonstrated strong correlations between Au-Ag mineralization exposed at surface and B-Horizon Au soil anomalies. Unfortunately, the historical soils coverage was discontinuous across the property, particularly along the eastern limb of the Eskay anticline. In addition, the data collected by previous operators is poorly documented, generally lacks any quality assurance/quality control checks and is therefore of uncertain quality.

During the summer of 2021, Skeena collected 4,367 soil samples. The soil sampling program covered the majority of the lease boundaries, apart from areas defined as Bowser Basin geological units. The sampling entailed 116 line kilometres and was completed on a systemic 25-m x 100-m grid. Given the surficial footprint criteria for a near surface bulk tonnage target, these soil grid parameters permitted adequate coverage to detect an economic target.

2021 – Regional Mapping and Grab Sampling

From June through August 2021, Skeena collected 2,296 rock samples throughout the property, apart from areas defined as the Bowser Basin geological unit, to assist in the characterization of the lithofacies and alteration types. In addition, geological field mapping and prospecting activities were completed over the entirety of the property with additional focus on geochemical anomalies reported in historical soil grids, grab rock samples and diamond drilling. The samples were collected to ensure coverage at outcrops that had no previous data recorded nearby. The most mineralized or altered parts of the outcrops were sampled.

Exploration Potential

The Eskay Creek deposit retains exploration upside, along strike and at depth, in particular the potential to identify well-defined, mineralized syn-volcanic feeder structures that propagate through the volcanic pile.

The underexplored Lower Mudstone is situated about 100 m stratigraphically below the better explored Contact Mudstone and represents a horizon with potential to host similar exhalative style mineralization. Prospect ranking is influenced by areas where known synvolcanic feeder structures intersect this unit, as these locales will offer the highest potential for development of additional exhalative style mineralization.

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Due to limited legacy exploratory drilling in the area between the 21A and 22 Zones, additional opportunities exist to discover and delineate near-surface, Rhyolite- and/or Dacite-hosted feeder mineralization.

In 2022, the Eskay Deeps Zone was identified, at about 850 m depth, and is hosted entirely within altered Rhyolite breccias, located approximately 4 m below a marker bed of thin (<1 m), unmineralized Contact Mudstone. This zone is a new occurrence of Rhyolite-hosted gold–silver mineralization in the Eskay Deeps zone, which has many analogies with the known Eskay Creek deposits (stratigraphic sequence, mineralization and alteration styles, geochemical signature).

The discovery supports that the strike extension of the entire Eskay Creek Rift north of the NEX Zone has been offset to the northwest of the previously-assumed trend, and that there is significant potential, based on geophysical data, lithogeochemical, and structural studies, for this area to host feeder-style mineralization.

Skeena Drilling Program

Surface drilling has been carried out by multiple operators, with the first drilling on the property by Unuk Gold in 1934. Between 1934 and 2004, 1,655 surface core drill holes (377,667.1 m) were drilled.

Six underground core holes (224.64 m) were drilled in 1964 at the Emma adit, and 6,149 underground core drill holes (317,381.3 m) were completed from 1991 to 2008.

From 2018 to 2022, Skeena drilled 1,101 core surface holes (183,440.54 m), as summarized in Table 1-1. No underground drilling has been undertaken to date. A program of 20 rotary air blast (RAB) holes (410.03 m) were completed at Albino Lake, a historical mine rock storage facility, in 2021.

The Mineral Resource estimate is based on 8,684 core holes (834,824 m). Drill holes from south of 8250 N (227 core holes) and Albino Lake (20 RAB holes) are not used in estimation. No drill holes from the in-progress 2023 drill campaign are used in estimation. The 2023 drilling program began in late June with 27 planned holes (15,700 m) to drill the Eskay Deeps area and 22 Zone. This drill program is currently in progress. As of October 31, 2023, 25 holes were drilled.

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Table 1-1: Summary Table of Core Drilling Undertaken by Skeena

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Sampling, Analysis and Data Verification

Sampling and Analysis

Laboratories used for sample preparation and analysis during legacy programs, where known, include: Independent Plasma Laboratories (IPL; independent, accreditations not known), the Eskay Mine laboratory (not independent, not accredited), Bondar Clegg (independent, ISO 9002), and Acme Analytical (Acme; independent, ISO 9001:2000).

Skeena used the ALS sample preparation facility in Kamloops, which is independent and accredited. Analysis was completed at the ALS facility in Vancouver (“ALS Vancouver”), which holds ISO17025 accreditation for selected analytical methods. Both laboratories are independent of Skeena. SGS Canada, located in Burnaby, BC (“SGS”), was used to independently test pulp duplicates and a select number of standards. SGS holds ISO 17025 accreditations for selected analytical techniques. SGS is independent of Skeena.

The Eskay Creek mine initiated quality assurance and quality control (“QA/QC”) measures into their sample stream in 1997. With progressive years the QA/QC protocol became more comprehensive and detailed. Skeena implemented a formal QA/QC program from the inception of their 2018 Phase 1 drilling program, consisting of blanks, duplicates and standard reference materials (“SRMs”). SRMs and blanks were monitored when batches of assay data were first received. If analyses were outside of the acceptable ranges after checking for data entry errors, then repeat assay were requested. The laboratory was instructed to retrieve five pulp samples before and after the QC failure. Prep and pulp duplicate data were also monitored, with Skeena reporting any concerns to the laboratory manager.

Skeena implemented formal QA/QC programs for all phases of drilling between 2018 and September 2021. In total, five drilling phases were completed, including 2018, 2019, 2020 Phase 1, 2020/2021 Phase 2, and 2021 Phase 3. For the purposes of reporting, QA/QC is discussed by year and in some cases, drilling phases overlap years. The close-out date of the latest database is September 10, 2021, and QA/QC validations are only relevant up to and including the 2021 Phase 3 drilling program.

Legacy sample preparation and analytical methods varied by laboratory and over time, and typically consisted of crushing to -10 mesh, followed by pulverizing to -15, or -150. Skeena’s samples were commonly crushed to -10 mesh then pulverized to -200 mesh.

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Analytical methods used during the Skeena programs included:

●	Gold: 50 g sample; fire assay with AA finish (LDL: 0.01 g/t; ALD: 100 g/t); Overlimit fire assay with gravimetric finish (LDL: 0.05 g/t; ALD: 10,000 g/t);
●	Silver: 50 g sample; fire assay with gravimetric finish (LDL: 5 g/t; ALD: 10,000 g/t). Overlimit concentrate and bullion grade fire assay with gravimetric finish (LDL: 0.07 g/t; ALD: 995,000 g/t);
●	Multi-element suite: either 0.25-g sample, four-acid digest, ICP–AES finish; or 0.1 g sample, lithium borate fusion, ICP–MS finish. AES finish prioritized in database for most elements. As at March 2022, the ME_MS81 method took precedence for barium, gallium, lanthanum, uranium, and thorium due to incomplete digest of barium using four-acid digest;
●	Arsenic, copper, lead zinc: overlimit, 0.4 g sample, four-acid digest, ICP or AA finish;
●	Sulphur: overlimit; 0.1 g sample, LECO method (LDL: 0.01%, ADL: 50%);
●	Mercury: aqua regia digest with ICP-AES finish (LDL: 1 ppm, ADL: 100,000 ppm);
●	Antimony: overlimit; 0.2–0.4 g sample, hydrochloric acid-potassium chlorate digest (LDL: 0.1%, ADL: 100%).

The Eskay Creek mine initiated quality assurance and quality control (QA/QC) measures into their sample stream in 1997. With progressive years the QA/QC protocol became more comprehensive and detailed.

Skeena implemented a formal QA/QC program, consisting of included submission of blanks, certified reference materials (standards), duplicates, and completion of a check assay program. All quality control issues were immediately addressed, and repeat batches were conducted if questionable data was encountered. Quality control reports documented the type, quantity, and outcome of the quality control assessment, all of which show good performance and assay data integrity.

Skeena implemented formal QA/QC programs for the 2018–2023 drill campaigns. These included submission of blanks, certified reference materials (standards), and completion of a check assay program. In addition to the Skeena-introduced QC samples, ALS Vancouver inserted their own independent check samples.

The material used for the blanks was marble garden rock obtained from Canadian Tire in Smithers, BC. Blanks were inserted at a rate of approximately three blanks per 100 samples. Standards were purchased from either CDN Resource Laboratories in Langley, British Columbia, or Ore Research & Exploration Pty Ltd. (OREAS), through Analytical Solutions Ltd. in Ontario. An additional high-grade antimony CRM (Cd-1) was obtained from Natural Resource Canada in Ottawa, Ontario.

Standards were inserted at a rate of approximately five standards per 100 samples. Standards were selected to match the expected grade of the logged samples, with high-grade standards inserted where the geologist projected higher-grade material.

Duplicates could be either sample preparation or pulp duplicates. The preparation duplicate was a split that the laboratory takes from the reject material at a rate of one in every 50 samples. Pulp duplicates were inserted at the laboratory manager’s discretion.

Standards and blanks were monitored when batches of assay data were first received. Standard or blank control charts were routinely updated for the following elements: gold, silver, copper, lead, and zinc; other elements were analysed on an as needed basis.

Blanks were re-run when the assay value for the blank was >10 x the gold detection limit.

Control charts for standards were prepared using the acceptable value plus or minus three standard deviations, to provide the acceptable range. If analyses were outside of the acceptable range after checking for data entry errors, then repeat assays were requested.

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Where two or more consecutive standards were both biased high or low (<105% of the expected value or >95% of the expected value) repeat assays were requested. The laboratory was instructed to retrieve five pulp samples before and after the QC failure.

Data Verification

Data were manually checked for errors and gaps prior to database upload, and where issues arose, these were corrected. Data validation was undertaken by the Skeena site team under the supervision of the exploration managers. After the data were checked, they were imported into the GeoSpark database.

Regular reviews of data quality are conducted by the database manager and the director of resources and reserves prior to resource estimation to ensure there are no conflicting or incorrect entries (e.g., overlapping intervals, assays recorded beyond the end of hole, incorrect downhole surveys, collar coordinates, collar elevation and collar translation to mine grid etc.). All identified errors were corrected.

Skeena also employes Qualified Persons in data verification. See Table 12-1 – External Verification of the Technical Report for a summary of external verifications programs completed on historical data and in support of technical reports on the Eskay Creek Project.

Mineral Processing and Metallurgical Testing

Previous Programs

As part of the Eskay Creek Project’s 2019 preliminary economic assessment and 2021 pre-feasibility study, testwork programs were completed by Blue Coast Research in Parksville, British Columbia and Base Metallurgical Laboratories Ltd. in Kamloops, British Columbia respectively. The outcome of this work was a modified circuit design, incorporating two stages of milling and flotation – or an MF2 flowsheet. This avoided overgrinding softer minerals present at different levels in the Eskay Creek samples as well as isolating a slimes fraction to a separate flotation circuit.

The 2019 program was completed on a limited number of samples from 21A, 21C and 22 ore zones while the 2021 program included a wider range of samples for variability testing and from a greater number of ore zones.

Testwork into cyanide leaching, gravity recovery and concentrate hydrometallurgical retreatment resulted in these options being excluded from the final flowsheet, which generates a saleable precious metal concentrate from both coarse and fine flotation circuits.

Work was also completed to estimate regrind mill power requirements and dewatering of tailings and final concentrate.

2022 Feasibility Study Program

The FS program was completed by Base Metallurgical Laboratories Ltd. over the period June 2021 to August 2022, focusing on FS flowsheet conditions. A bulk sample was processed through a pilot plant to generate sufficient sample mass for regrind mill evaluation and additional thickener and filter testing. A larger variability sample program was tested to generate results for recovery modelling. Two main lithologies: Rhyolite and Hanging Wall/Mudstone were modelled separately due to their different response.

Additional comminution testing was conducted on both Rhyolite and Mudstone samples as well as regrind mill specific energy testing (both “HIGmill” and “IsaMILL”) was done on samples of rougher concentrate and deslimed rougher tailings. Dewatering tests on the final concentrate identified the need to supplement drying after pressure filtration for some of the samples, in order to reach transportable moisture limit levels of water content.

The variability testing provided insight into methods to mitigate cleaner circuit losses, particularly on Hanging Wall/Mudstone samples. Repeat cleaner tests were conducted on several samples from the variability testing to demonstrate improved metallurgical performance when grind size targets and collector addition rates were tightly

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controlled. After this improved repeat testing, locked cycle tests were conducted on several samples including a year 1-5 composite to confirm closed circuit performance for recovery modelling and equipment sizing.

For mine planning purposes, a series of recovery models were developed from the 2022 FS variability results, for each major rock type. The recovery equations developed are acceptable for use in the MRMR estimates and mine plan used in financial modelling. Within each rock type, concentrate quality could be reliably estimated from feed grades and was found to vary based on gold and sulphide mineral contents, as well as lithology. The recovery models developed were based on performance at different cleaner circuit operating points for each mining period in order to maximize NSR.

With higher-grade material processed in the first three years, although arsenic, antimony, and mercury levels are expected to be elevated in the final concentrate, the concentrate saleability is not impacted. Grades of gold in concentrate are expected to be 60 g/t in Year 1 and decrease to 18 g/t in Years 8 and 9. Overall gold recovery for the first nine years is 84% to a 37g/t Au concentrate. Silver recoveries average 88% over the mine life, with concentrate grades of 1,024 g/t Ag. Sulphur levels in final concentrates are expected to be between 18% and 26% at selected cleaner operating points.

2023 Feasibility Study Program

Testwork was conducted by, or supervised by, the independent metallurgical facilities Blue Coast Research, Parksville B.C., and Base Metallurgical Laboratories, Kamloops, B.C., in the period 2018–2023. Tests included: mineralogy, comminution, open and locked cycle flotation, whole ore leaching, gravity, variability, bulk sample, concentrate treatment, solid–liquid separation, filtration tests, and reagent selection and refinement.

The proposed process flowsheet has been refined and modified over time, with the current preferred option representing a conventional flowsheet consisting of a single rougher flotation stage and a single cleaning circuit producing a high-grade gold–silver concentrate.

The 2023 Feasibility Study (the “2023 FS”) uses information from earlier programs in support of flowsheet design and simplification. The 2023 testwork was based on three large composite samples from drill core, representing different Mudstone to Rhyolite ratios that would be encountered at different phases of the proposed mine life.

Detailed mineralogy was completed for each of the 2023 composites including mineral abundance and sulphide liberation analysis. Mineralogy between the composites was relatively similar.

Comminution tests were completed prior to the 2023 FS, and consisted of determination of SG, abrasion index, drop weight index, Bond rod work index, Bond ball mill index testwork, and SMC comminution tests. 2023 testwork consisted of IsaMILL “signature plot” testing for assessing the specific energy required for fine grinding. The signature plot provides a relationship between product size and energy input for mill sizing.

A significant volume of flotation testwork was completed during the four earlier stages of metallurgical evaluations using materials from the Eskay Creek deposit. The 2023 FS adopted a significant change to the flotation process, which consisted of the introduction of high addition rates of flotation collector addition in the primary grinding mill. Introducing collector in the grinding process allows for better adsorption onto sulphide minerals in the face of competing organic minerals in the ores. This allowed for process circuit optimization opportunities.

A number of open circuit flotation tests were completed to confirm a relationship between primary grind particle size distributions and expected flotation recovery for gold and sulphur. A range of different chemistries were trialed. Each of the 2023 composites, along with a Rhyolite composite, underwent lock cycle tests under different conditions. The lock cycle results demonstrate that the gold recovery values are expected to be consistent at 80–82% of contained gold, although with different concentrate grades.

Recovery forecasts will vary over the proposed life of mine (“LOM”) plan, based on the proportion of lithologies planned to be treated each year, and the head grades. Gold and silver recovery rates are expected to range from 80.8–84.2%

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with an average LOM recovery of 83.0% for gold, and range from 89.0–94.2% with an average LOM recovery of 90.5% for silver.

Mineral Resources Estimates

The grade estimate was constructed using a block size of 5 x 5 x 2.5 m.

A lithostructural model was constructed that included lithologies, major faults, and intrusive units. A total of 103 mineralization solids were created, consisting of 14 high-grade solids and 89 lower-grade solids. The mineralization solids were separated into major fault block and historical mining zones.

The high-grade solid used to constrain and restrict the influence of the previously-mined extremely high-grade drill hole samples used a 15 g/t gold equivalent (“AuEq”) grade shell modelled in the orientation of the Contact Mudstone.

Estimation domains were coded successively based on the following division scheme: location within the historical mining area; dominant lithology type; position within the litho-structural domain; and location within the high-grade restriction domain.

A 0.20 m geotechnical exclusion zone around the underground workings was used to deplete the final resource estimate, using 1 x 1 x 1.25 m sub-blocks.

Capping was applied to all domains before compositing. Gold capping ranged from 115–1,700 g/t Au in the high-grade domains and 2.4–350 g/t Au in the lower-grade domains. Silver capping ranged from 200–60,000 g/t Ag in the high-grade domains and 30–22,000 g/t Ag in the lower-grade domains. Samples were composited to 1 m lengths.

Variograms were used to assess for grade continuity, spatial variability in the estimation domains, sample search distances, and kriging parameters.

Due to the folded nature of the deposit, dynamic anisotropy was selected as the preferred estimation method for the 21A, 21B, 21C, 21Be, NEX, HW and LP Zones because adjustments in each block could be made in relation to the presiding mineralization trend. The anisotropy direction was defined from the base of the Contact Mudstone.

Specific gravity (“SG”) values were determined based on a combination of lithology type and zone, with the mean SG value selected from each zone, or, if outside of the zones, then average SG values within lithology type were used. Where there were fewer than 10 samples, SG was determined by averaging the SG of zones in that lithology. Values ranged from 2.6–3.1.

Ordinary kriging (“OK”) was used to estimate gold and silver in all domains, apart from two zones in the WT Zone, which were estimated by inverse distance weighting to the second power (“ID2”). Gold and silver within the mineralization domains were estimated using three passes with increasing search radii based on variogram ranges. Hard boundaries were honoured between all solids.

Validation included visual inspection in plan and sectional views, comparison of OK estimates with ID2 and nearest-neighbour methods, and swath plots. No major biases were noted.

For mineralization in domains exhibiting good geological continuity using adequate drill hole spacing, the QP considers that blocks estimated during the first estimation pass using a minimum of four drill holes, an average distance of <18 m and a kriging variance of <0.4, to be classified as the measured category. mineralization in domains exhibiting good geological continuity estimated during Pass 1 with a minimum of three drill holes were classified as indicated. Blocks estimated during pass 1 and 2 using a minimum of two drill holes and an average distance of <100 m were classified in the Inferred category.

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Epithermal (mercury, arsenic, antimony), base metal (lead, copper, zinc), and metallurgical (iron and sulphur) elements were estimated to support metallurgical evaluations. A high degree of variability of the epithermal elements exists between the different zones and rock types, and elevated concentrations occur in localized zones/pods.

Mineralization considered potentially amenable to open pit mining methods was confined within a pit shell. A pit constrained cut-off of 0.7 g/t AuEq was selected for reporting the estimate, based on the equation:

●	AuEq = ((Au(g/t)*1,700*0.84) + (Ag(g/t)*23*0.88)) / (1,700*0.84).

A portion of the deposit beneath the open pit shell may be amenable to drift-and-fill underground mining methods, and was confined within potentially mineable shapes. A cut-off of 3.2 AuEq was selected for reporting the estimate, based on the equation:

●	AuEq = ((Au(g/t)*1,700*0.84) + (Ag(g/t)*23*0.88)) / (1,700*0.84).

Mineral Resource Statement

Mineral Resources are reported insitu, using the 2014 CIM Definition Standards. Mineral Resources are reported inclusive of those Mineral Resources converted to Mineral Reserves.

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Mineral Resources have an effective date of 20 June, 2023.

The Qualified Person for the estimate is Ms. Terre Lane, MMSA QP, a GRE employee.

Mineral Resources considered potentially amenable to open pit mining methods are summarized in Table 1-2. Mineral Resources considered potentially amenable to underground mining methods are summarized in Table 1-3. The Mineral Resources considered potentially amenable to underground mining methods are reported exclusive of the estimated Mineral Resources potentially amenable to open pit mining.

Factors that may affect the estimate include: changes to long-term metal price assumptions; changes in local interpretations of mineralization geometry and continuity of mineralized zones; changes to the density values applied to the mineralized zones; changes to geological shape and continuity assumptions; potential for unrecognized bias in the assay results from legacy drilling where there was limited documentation of the QA/QC procedures; changes to the input values used to generate the AuEq cut-off grade; changes to metallurgical recovery assumptions; changes in assumptions of marketability of final product; changes to the conceptual input assumptions for assumed open pit operations; changes to the input assumptions for assumed underground operations; variations in geotechnical, hydrogeological and mining assumptions; changes to environmental, permitting and social license assumptions.

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Table 1-2: Mineral Resources Potentially Amenable to Open Pit Mining Methods

Notes to Accompany Mineral Resources Potentially Amenable to Open Pit Methods:

1.

Mineral Resources are reported insitu, using the 2014 CIM Definition Standards, with an effective date of June 20, 2023. The Qualified Person for the estimate is Ms. Terre Lane, MMSA QP, a GRE employee.

2.	Mineral Resources are reported inclusive of those Mineral Resources converted to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
3.	Mineral Resources are constrained within a conceptual open pit shell that uses the following assumptions: gold price of
4.

US$1,700/oz, silver price of US$23/oz; metallurgical recoveries of 84% for gold and 88% for silver; reference mining cost of US$3.00/t mined; mining dilution of 5%; mining recovery of 95%; processing cost of US$15.50/t processed; general and administrative costs of US$6.00/t processed; transportation and refining costs of US$18.5/oz Au and US$7/oz Ag; and overall pit slope angles of 45°.

5.	Mineral Resources are reported at a cut-off grade of 0.7 g/t AuEq, using the equation AuEq = ((Au (g/t) * 1,700 * 0.84)+ (Ag (g/t)* 23 * 0.88))/(1,700 * 0.84).
6.	Numbers have been rounded and may not sum.

Table 1-3: Mineral Resources Potentially Amenable to Underground Methods

Notes to Accompany Mineral Resources Potentially Amenable to Underground Mining Methods:

1.

Mineral Resources are reported insitu, using the 2014 CIM Definition Standards, with an effective date of June 20, 2023. The Qualified Person for the estimate is Ms. Terre Lane, MMSA QP, SME Registered Member, a GRE employee.

2.	Mineral Resources are reported inclusive of those Mineral Resources converted to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
3.

Mineral Resources are constrained within stope-optimized shapes that use the following assumptions: gold price of US$1,700/oz, silver price of US$23/oz; metallurgical recoveries of 84% for gold and 88% for silver; reference mining cost

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of US$100/t mined; processing cost of US$25/t processed; general and administrative costs of US$12/t processed; transportation and refining costs of US$18.5/oz Au and US$7/oz Ag; and a mining recovery of 95%.

4.	Mineral Resources are reported at a cut-off grade of 3.2 g/t AuEq, using the equation AuEq = ((Au (g/t) * 1,700 * 0.84)+ (Ag (g/t)* 23 * 0.88))/(1,700 * 0.84).
5.	Numbers have been rounded and may not sum.

Mineral Reserve Estimates

Mineral Reserves were estimated from Measured and Indicated Mineral Resources, assuming open pit mining methods. Inferred Mineral Resources within the mine plan were set to waste.

Pit designs were completed using the pseudoflow procedure in Geovia Whittle. Ultimate pits were generated using a revenue factor of one.

An NSR value of C$24.45/t (US$18.81/t) was used as the mill feed cut-off. NSR calculations are inclusive of all revenues for the gold concentrate. Revenues are based on contributions of both gold and silver metals. The NSR cut-off was used to flag ore and waste blocks and represents the preliminary process and site general and administrative (G&A) costs. The NSR is calculated using the following equation:

●	NSR = [((gold in concentrate * concentrate tonnage) * gold price * gold payable percentage) + ((silver in concentrate * concentrate tonnage) * silver price * silver payable percentage)] –transportation costs –penalties –royalty.

The open pit resource model was provided as a sub-blocked model with 5 x 5 x 2.5 m parent blocks, and 1 x 1 x 1.25 m sub-blocks around the underground workings.

Mineral Reserve Statement

Mineral Reserves are reported at the point of delivery to the process plant using the 2014 CIM Definition Standards, and have an effective date of 14 November, 2023.

The Qualified Person for the estimate is Ms. Terre Lane, MMSA QP, a GRE employee.

The estimate is provided in Table 1-4.

Table 1-4: Mineral Reserves Statement

Notes to Accompany Mineral Reserves Table:

1.

Mineral Resources are reported at the point of delivery to the process plant, using the 2014 CIM Definition Standards, with an effective date of November 14, 2023. The Qualified Person for the estimate is Ms. Terre Lane, MMSA QP, SME Registered Member, a GRE employee.

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2.

Mineral Reserves are stated within the final design pit based on a US$1,800/oz gold price and US$23.00/oz silver price. Gold and silver recoveries were 83% and 91%, respectively during the LOM scheduling. An NSR cut-off of C$24.45/t was used to estimate Mineral Reserves based on preliminary processing costs of $18.22/t ore processed and G&A costs of C$6.23/t ore processed. Final operating costs within the pit design were C$2.96/t mined, with associated process costs of C$19.16/t ore processed, G&A costs of C$5.69/t ore processed and water treatment costs of C$2.50/t ore processed. Pit slope inter-ramp angles ranged from 26–51°.

3.	Mineral Reserves are reported at a NSR cut-off of C$24.45/t. The equation AuEq (g/t) = ((Au (g/t) * 1,800 * 0.83) + (Ag (g/t) * 23 * 0.91))/(1,800 * 0.83) is used for reporting.
4.	Numbers have been rounded and may not sum.

Factors that may affect the estimate include: metal price and exchange rate assumptions; changes to the assumptions used to generate the gold equivalent grade cut-off grade; changes in local interpretations of mineralization geometry and continuity of mineralized zones; changes to geological and mineralization shapes, and geological and grade continuity assumptions; changes to offsets around the old underground workings and additional knowledge related to exact locations of the mined-out voids; density and domain assignments; changes to geotechnical assumptions including pit slope angles; changes to hydrological and hydrogeological assumptions; changes to mining and metallurgical recovery assumptions; changes to the input and design parameter assumptions that pertain to the open pit shell constraining the estimates; assumptions as to the continued ability to access the site, retain mineral and surface rights titles, obtain and maintain environmental and other regulatory permits, and obtain the social license to operate.

Operations will need careful water management, effective execution of water diversion to allow access to the northern portion of the pit during later pit phases, and management of snow and rain conditions.

Mining Operations

Geotechnical Considerations

A geotechnical model that characterizes the rock mass conditions, structural geology, hydrogeology, and seismicity of the open pit area was developed and is used as the basis for the open pit geotechnical assessment. The rock mass model is based on data from drill hole logging, laboratory testing, the Eskay Creek geology model and relevant background reports. A total of 11 geotechnical units were identified.

Inter-ramp scale kinematic analyses were first performed in each structural domain to identify plausible planar, wedge, and toppling instability modes formed by the combination of discontinuities and the pit wall orientation. Based on the results, the structural domains in the pit wall were subdivided into “kinematic sectors” with similar kinematic controls. Bench-scale kinematic analyses were also completed to estimate the effective bench face angles that can be expected during mining.

Recommended inter-ramp slope angles range from 26–51°. Maximum inter-ramp stack heights should be limited to approximately 80 m in toppling controlled sectors and 120 m in other sectors. Inter-ramp stacks should be separated by geotechnical berms or ramps that are a minimum of 30 m wide. Double benches, of 20 m in height, are likely achievable in all sectors, with recommended catch bench widths ranging from 12.7–37.5 m, depending on the sector.

The slope design criteria assume that controlled blasting will be implemented. A program of scaling bench faces and cleaning accumulated material from bench toes is also required. Active slope depressurization will be required in the north and southeast walls of the north pit to meet the design acceptance criteria in these slopes.

Hydrogeological Considerations

Historic and recent groundwater investigations illustrate elevated hydraulic conductivity associated with the N-S trending faults in the proposed mining area. However, not all the fault systems are conductive; for example, the E-W trending riedel shears are considered to have similar conductivity to the country rock or lower conductivity, potentially

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acting as barriers (aquitards) to flow. The former underground mine operators reported rapid response to precipitation events with increased mine inflows potentially resulting from the conductive faults, but potentially also from increased fracturing from mining activities, and inflows through unsealed exploration boreholes. Higher groundwater recharge in the former underground mine area is therefore expected compared to in undisturbed areas.

Pit stability can be managed by progressive dewatering of the ground behind the pit slope with vertical or horizontal boreholes. The hanging wall (andesite and mudstone) rocks are rated as moderately conductive (calibrated K = 5E-07 m/s) compared to the footwall (rhyolite) rock (calibrated K = 5E-08 m/s) and will likely dewater more easily than the rhyolite, which reportedly has high fines content and drains poorly. The rhyolite will generally occupy lower elevations in the final pit extent; however, rhyolite would be present on the south and east pit highwall and may be susceptible to failure if pore-water pressure builds up on fault planes. The planned ultimate pit bottom will be at 714 masl, and therefore only about 50 m of flooded working will require dewatering. However, dewatering the underground workings in advance of mining may promote overall pit wall depressurization.

The hydrological cycle implies a short period of groundwater recharge associated with spring melt and fall rain; a bimodal hydrograph with peaks in May / June and then in October / November. The average annual variation in groundwater levels is 3.5 m (range 0.5 m – 10 m). Groundwater levels in the pit area are generally deep: 30 m - 60 m and thought to be due to the active pumping that maintains the water level in the underground workings around 765 masl. Groundwater flux in the mining area is predominantly to the east, toward Ketchum Creek with only 10% of flow to Tom McKay Creek. On the western margin of the proposed waste rock storage area, groundwater depths are shallow (2-4 m) and the groundwater flow direction predominantly toward Tom McKay Creek. Groundwater depths north of Tom McKay Lake range from 4-9 m. There is hydraulic containment throughout most of the extent of the proposed tailings storage area, except in the south where modelling shows a westerly flow path to Harrymel Creek. The extent to which this flow path is cut-off by north-south fault is unknown and the subject of further investigation. Mine designs incorporate removal of conductive overburden materials (e.g., beneath the proposed tailings storage facility dams) and capture of shallow seepage from mine waste facilities in seepage collection ponds (e.g., in the waste rock storage area). Monitoring wells are being installed in groundwater flow paths between mining infrastructure and creeks to measure the potential effects to water quality.

Mine Plan

The mine plan assumes conventional open pit mining methods and the use of conventional equipment. Two open pits are planned, a larger northern pit, and smaller southern pit.

Pit designs were developed for the north and south pit areas. The initial phases were designed for the purpose of obtaining a technical sample and necessary non-acid generating (“NAG”) waste material to create supporting infrastructure. The north pit will consist of an additional six main phases, while the south pit will consist of a single small phase. The pit optimization shells used to determine the ultimate pits were also used to outline areas of higher value for targeted early mining and phase development.

The south pit is significantly smaller than the north pit, and is likely to be mined near the end of the mine schedule. The south pit generally has harder rock and lower gold grades. Rhyolite is the dominant rock type that will remain in the mined-out pit walls before reclamation.

A total of 11 pit phases are planned, for a nine-year mine life, with a three-year pre-production period. Mining will be initiated in the north pit starting with phase 1 and will continue sequentially by phase through to the last northern pit phase, phase 10. The south pit (phase 11) will be mined when all the pit phases in the north pit are complete.

Mine planning indicates that the northern end of the open pit will intersect Tom MacKay Creek requiring the provision of a water diversion channel to re-route flowing water along a bench of the Phase 9 pit before re-entering the existing Tom MacKay Creek downstream.

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NAG and potentially acid generating (“PAG”) waste material contained in the ultimate pits are estimated at about 166.50 Mt and 151.39 Mt, respectively. The total amount of waste within the pits in the mine plan is 317.89 Mt. PAG waste will be sent to the TMSF for subaqueous disposal. NAG waste will be stored in the mine rock storage area (“MRSA”).

Two ore stockpiles will be used:

●	Low-grade stockpile: material with C$24.45/t ($18.81/t) <NSR <C$39/t ($30/t);
●	Medium-grade stockpile: material with C$39/t ($30/t) <NSR <C$130/t ($100/t).

Grade control will be completed using a fleet of RC drill rigs.

The mining equipment selected to achieve the planned production schedule is conventional open pit mining equipment, with additional support equipment required for snow management.

Drilling will be completed with down-the-hole hammer drills with 171 mm bits. Pre-production mining will be completed with 75 ton and 90-ton class excavators, loading into 60-ton class articulated dump trucks. Production mining will be completed with 200-ton class excavators and 400-ton class hydraulic shovels loading 150-ton class haul trucks. Three 354 horsepower bulldozers will be dedicated to supporting the loaders in the pits. The support equipment fleet will be responsible for road, pit, and dump maintenance requirements and will provide snow removal during winter months. Snow blowers and snowplows were included in the fleet.

Skeena plans to execute selective mining of ore on three flitches within each 10 m high operating bench, by using 200-ton class excavators with buckets that are substantially smaller than the 5 x 5 x 5 m mine planning model blocks. During mine operations, ore and waste boundaries will be delineated by a grade control model that uses a smaller block size, which will be defined by the SMU that is achievable with the selected excavator bucket size. The grade control model will be developed from assays obtained from RC drilling to accurately define ore and waste contacts.

Processing and Recovery Operations

The processing plant facilities will consist of crushing, grinding and flotation circuits designed to liberate and recover gold from the run-of-mine (“ROM”) ore. Flotation concentrate will then be thickened, filtered, dried, and stockpiled at the process plant prior to loading into haul trucks for transport.

The Eskay Creek Project will be constructed in two distinct phases, as follows:

●	Initial operation of 3.0 Mt/a for Years 1 to 5, which comprises:
●	Single stage crushing circuit (jaw), fed from the open pit mine;
●	Coarse ore stockpile with reclaim system, fed from an overland conveyor;
●	Primary grinding including a semi-autogenous grinding (“SAG”) mill, pebble crusher (installed in year 3), and ball mill in closed circuit with hydrocyclones;
●	Further classification and liberation via one stage of hydrocyclones and tertiary grinding;
●	Rougher flotation with concentrate regrind and two stages of cleaning;
●	Scavenger flotation for recovery of cleaner tails;
●	Concentrate thickening, filtration, drying and storage;
●	Concentrate load-out by way of front-end loader filling concentrate transportation;
●	Final tailings pumping to the TMSF.
●	Expansion to 3.5 Mt/a for the remaining mine life, which includes the initial equipment with the addition of the following installed for year 6 operation:
●	Additional operating cyclones and concentrate filter plates (original equipment designed to allow expansion);
●	Upgraded process pumps and piping;

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●	Several key pieces of equipment in the initial phase will already be sized to accommodate the final 3.5 Mt/a throughput, including the jaw crusher, SAG and ball mills, and thickener;
●	Retrofit larger motor size on tertiary grind mill (if required, pending further sampling and testwork).

The process plant building has been sized to accommodate the year 6 expansion.

Electrical power will be provided to the process plant building from the main substation at 13.8 kV. The SAG mill, ball mill, tertiary mill and regrind mills will all operate on 13.8 kV motors. A stepdown transformer will provide 4160V and 600 V power to the other motors. The initial installed power for the processing plant will be 32.4 MW with an anticipated power draw of 25.3 MW during operations. The expansion installed power in Year 6 will be 33.2 MW, with an anticipated power draw of 26.1 MW.

Fresh water will be sourced from groundwater wells. Process water will consist predominantly of mine dewatering, contact water, concentrate thickener overflow and, TMSF reclaim water.

Consumables will include: collector (PAX); frother (methyl isobutyl carbinol); flocculant (anionic); crushing liners and wear parts; and grinding media.

Infrastructure, Permitting and Compliance Activities

The proposed Eskay Creek Project infrastructure will include:

●	Eskay mine access road connecting the proposed operation to Highway 37 (Stewart-Cassiar Highway);
●	On-site roads including:
●	TMSF haul road;
●	TMSF South Dam haul road;
●	Technical sample haul road;
●	Process plant and infrastructure pad site access road;
●	Process plant and infrastructure pad collection pond access road;
●	Explosives facility access road;
●	All other roads within site required to connect facilities and provide access to Eskay Creek Project infrastructure;
●	ROM crushing, handling, and process plant;
●	Mine infrastructure facilities, including:
●	Security gatehouse at KM2 and KM55;
●	Truck weigh scale (adjacent to gatehouse at KM55);
●	Truck shop and truck wash;
●	Tire change area;
●	Mine warehouse;
●	Mine dry and administration offices;
●	Process plant workshop;
●	Laboratory;
●	Process plant and infrastructure area services:
o	Potable and waste water treatment plant;
o	Electrical power system;
o	Propane tank and pumping system;
o	Fire protection systems;
●	Fuel storage and dispensing area;
●	Solid waste management facilities;
●	Explosives storage facility;

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●	Permanent accommodation camp including:
o	Potable and waste water treatment plant;
o	Electrical power system;
o	Propane tank and pumping system;
o	Fire protection systems;
●	High and medium-voltage power distribution systems;
●	Open pit mine;
●	ROM pads and low- to medium-grade ore stockpiles;
●	Soil and overburden stockpiles;
●	MRSA;
●	TMSF;
●	Water management facilities; and
●	TMSF water treatment plant (including reclaim water pumps and pipeline).

The access road is currently in good condition and is maintained on a continuous basis and is providing the main access to existing facilities at camp KM58 and KM59 (historical camp). During construction, this road will be locally re-routed in some limited areas between the future gate-house and historical camp, to accommodate tie-ins to newly constructed roads, or expanded footprint of future infrastructure, however access will be continuously maintained throughout the construction to facilitate optimal use of the existing facilities.

Soil and overburden stockpiles will be constructed adjacent the TMSF haul road. PAG waste rock and overburden will be temporarily stockpiled on surface during the pre-production period for material generated through initial pioneering of the TMSF and technical sample haul roads prior to access being available to the TMSF for subaqueous deposition. All PAG material will be relocated to the TMSF by the end of the pre-production period.

The MRSA will be located adjacent to, and immediately west of, the open pits within the Argillite Creek drainage.

The TMSF is an existing tailings storage facility located approximately 4.6 km southwest of the deposit area. Approximately 0.6 Mt was deposited subaqueously in the facility from 2001 to 2008. The deposited tailings were discharged as a slurry and have settled at a depth of approximately 30 m below the surface of the water.

Dams will be constructed at the north and south end of the TMSF to accommodate the storage of tailings and waste rock, as well as provide storage capacity of site contact water to be treated at the water treatment plant. The dams will be constructed in stages over the life of mine, with an initial starter dam constructed at the north of the facility to provide storage for tailings from the first year of mill operations, and PAG waste rock generated during pre-production and Year 1 of operations.

The TMSF has been designed to store 38.6 Mt of tailings and 152.8 Mt of PAG waste rock as well as site contact water, with additional capacity maintained above the minimum storage requirements for storm inflows.

PAG waste rock will be managed in the north end of the facility. Tailings slurry will be deposited in the south end of the TMSF at a nominal solids content of approximately 21% solids by weight. The TMSF design is based on an operating mine life of 12 years, and a total storage capacity of 191.4 Mt of tailings and waste rock. The TMSF has a storage capacity of 118.8 Mm3 which includes approximately 33.7 Mm3 of tailings, 75.6 Mm3 of PAG waste rock, 8.5 Mm3 of water storage capacity, and 1 Mm3 of stormwater management capacity for the environmental design flood (1-in-1,000-year, 24-hour precipitation event). Larger flood events will be managed through an emergency discharge spillway which will route storm flows to Tom MacKay Creek.

Site water management during construction involves controlling contact water runoff from the temporary PAG stockpiles, runoff from the roads, drawdown of the TMSF to prepare for construction of the TMSF dams, and erosion and sediment control measures around active construction areas. Site water management for operations involves controlling surface water around the Eskay Creek Project site. Water in contact with mine workings or disturbed areas

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(groundwater inflows and meteoric inputs to the open pits; runoff from waste rock, ore stockpiles, quarry areas, tailings, laydown areas, etc.) is considered contact water. Non-contact water is runoff from undisturbed areas, including those areas that are being diverted.

A water treatment plant will treat mine-impacted water originating from the TMSF, open pits and the MRSA prior to discharge to the environment. Due to high flow rates, two separate treatment trains are planned for the plant. The water treatment plant is designed for a flow rate of 568 L/s and will operate year-round.

A mine-site water balance has been completed to support the design of the TMSF and the water treatment plant. The water balance indicates that the site will operate in an annual water surplus of approximately 560 L/s. Surplus volumes will be managed in the TMSF prior to treatment and discharge.

The existing camps at KM58 and KM59 (200-person combined capacity) and Forrest Kerr camp (160-person available capacity) will be used in Year -1 and the first half of Year -2. In Year -2, the 380-person permanent camp facility will be constructed, ready for occupancy in the second half of that year, and will be located at the Eskay Creek mine site east of the TMSF.

The Eskay Creek Project will connect to the provincial grid via the Coast Mountain Hydro-owned 287kV transmission line, 2L379. Power will be purchased from BC Hydro who will supply the power over 2L379. The point of interconnection on 2L379 will be near Volcano Creek where a transmission line tap exists for the Coast Mountain Hydro-owned Volcano Creek generating station. The Eskay Creek power system will be capable of supplying 48 MVA to the Eskay Creek substation which will cover the initial power demands and planned future expansion.

Standby diesel generators in weatherproof enclosures will be provided to supply critical process loads and life safety systems.

Environmental, Permitting and Social Considerations

A number of environmental studies were performed in support of the historical mining activities to support an application for a Mine Development Certificate. Additional environmental studies were completed in 1997 to support the proposed mill installation at the mine site (and again in 2000) to apply for a separate Environmental Assessment Certificate and listing under Schedule 2 of the Metal and Diamond Mining Effluent Regulations, to deposit tailings and waste rock in the TMSF. Environmental monitoring and routine reporting was completed during and after the historical operations. The Eskay Creek mine has been in care and maintenance since mining operations ceased in 2008, with ongoing site management and minimal waste generation.

Skeena commenced environmental, social, economic, historical and health baseline studies to reflect current environmental and social conditions in 2020. Where available and to provide context, pre-2020 data was reviewed and summarized for the current baseline studies and where suitable for the Eskay Creek Project, sampling sites used in earlier studies were re-visited to support an application for a new or amended Environmental Assessment Certificate.

Environmental Considerations

The Eskay Creek Project will be designed, constructed, operated, and decommissioned to meet all applicable provincial and federal environmental and safety standards, regulations, and permit conditions. Skeena will implement an environmental management system in advance of construction that defines the processes, resources, responsibilities, and specific management plans to ensure compliance. The existing site operates under an environmental management system which will be modified to meet the scope of the Eskay Creek Project during the permitting process and include ongoing monitoring, management steps, and reporting to relevant parties.

Site water management will be a critical component of project design, execution, operation, and closure. To mitigate the potential contamination of water from a variety of sources (air, land, and process), Skeena will develop a Water Management Plan and a Dust Control Management Plan that applies to all activities, in addition to numerous other

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plans as required by regulation or that have been identified through the development and mitigation measures informed by Tahltan mitigation strategies.

Closure and Reclamation Planning

For planning purposes, closure and reclamation strategies have been developed for each mine component. In accordance with the Mines Act permit, mine closure, reclamation and post-closure costs must be updated every five years or upon a major amendment to the mine plan to reflect current and projected site wide closure and reclamation liabilities to inform the reclamation security bond.

A closure cost estimate was developed to determine the estimated cost of implementing closure plans. Reclamation and closure costs include conventional closure (e.g., earthworks), long-term monitoring and maintenance, and water treatment activities. Closure, reclamation, and post-closure costs were calculated over a 100-year timeframe using an NPV analysis, beginning with scheduled closure and reclamation activities in 2040.

The total closure cost estimate, including water treatment, monitoring and maintenance, demobilization, engineering, and contingency is $174.8 M. At a 4% annual discount rate, the total discounted closure cost estimate in 2023 is $53.7 M.

Permitting Considerations

The Eskay Creek mine went through two Environmental Assessment processes in its history. For the proposed Project, Skeena will undertake a substituted process to amend an existing Environmental Assessment Certificate or obtain a new Environmental Assessment Certificate. The process to follow for the Environmental Assessment/Impact Assessment is being developed with the provincial and federal regulators, the Tahltan Nation and Skeena, based upon the legislative steps, criteria, and procedures. Skeena submitted a Detailed Project Description to the federal and provincial regulators and Tahltan Central Government on August 11, 2022, to initiate the second phase (Readiness Decision) of the Environmental Assessment process. A process order was issued by the BC government on April 18, 2023 which outlines the scope of the assessment and determines the application information requirements to be included in the application.

No technical or policy issues have been identified that would prevent obtaining the required project permits and approvals, given its long mining history, understanding and mitigation of environmental and social effects.

No permits for project commercial development will be issued before an Environmental Assessment Certificate is obtained. Consequently, Skeena will apply concurrently for permits within the environmental review process schedule for all permits. Strategies to expedite the permitting process and reduce the time to start construction are being examined. To that end a Process Charter was signed between Skeena, the BC government and the Tahltan Central Government in January 2023 outlining regulatory processes to be followed, efficiencies, risk mitigations and the development of joint work plans.

Skeena has identified the likely provincial and federal permits that must be approved prior to commencing construction or operational activities.

Social Considerations

Provisions for consultation with Indigenous Nations and the public are a component of the provincial and federal legislation for both the Environmental Assessment processes and permitting activities. Skeena is implementing an Engagement Plan for the Eskay Creek Project as required by the provincial and federal Environmental Assessment processes and meets the requirements of the Environmental Assessment process order. This plan provides a summary of Skeena engagement activities as well as serves as a guide for Skeena’s engagement activities with identified Indigenous Nations and stakeholders throughout the Environmental Assessment process.

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Ongoing and future engagement and consultation measures by Skeena are driven by best practices as well as Skeena’s internal company policies, and federal and provincial government requirements. Skeena diligently tracks and maintains records of all engagement activities and commitments therefrom.

The Eskay Creek Project is located within the traditional territory of the Tahltan Nation and the asserted territory of the Tsetsaut Skii Km Lax Ha. The historical environmental process and subsequent expansions included consultation with the Iskut Band, Tahltan Band, and the Tahltan Central Government.

Eskay Creek Project traffic will use Highways 37 and 37A which pass through the Nass Area and Nass Wildlife Area (as defined by the Nisga’a Final Agreement) and the traditional territory of the Gitanyow Nation. Skeena engages with Nisga’a and Gitanyow on matters of mutual interest.

Skeena will consult with the public and relevant stakeholder groups, including tenure holders, businesses, economic development organizations, businesses, and contractors (e.g., suppliers and service providers), and special interest groups (e.g., environmental, labour, social, health, and recreation groups), as appropriate.

Market Studies and Contracts

A market study for the LOM potential concentrate production, which took into account production and grade variation over time, was finalized by third-party consultants Deno Advisory in October 2023. This study forms the basis for the economic analysis in the Technical Report.

Typical treatment and refining charges for concentrate sales will depend on the concentrate type and grade.

The proposed Eskay Creek operation is expected to produce a high gold–silver grade concentrate with elevated levels of mercury, arsenic, carbon, and antimony. The concentrate is complex and will require a more measured marketing strategy.

Samples of the Eskay Creek concentrates, varying in antimony, arsenic, lead, zinc, gold, and silver grades, were sent to potential lead smelters and gold roasters during 2023. The exercise demonstrated that a diversified sales strategy could be implemented for concentrate sales; thereby reducing reliance on a single smelter or trader. Such a strategy could include varied sales to lead smelters, traders, blenders, and roasters.

China is the most likely destination for the majority of the concentrate production and the concentrate will currently meet the direct importation regulations, i.e., without the need for further blending. Skeena has received indicative bids from smelters and traders, ranging from a portion of the total production, to LOM production.

Skeena management used a combination of pricing used in other recently-published feasibility studies, long-term analyst prices, and the two-year and three-year trailing average gold and silver prices as of April, 2023 to establish the forecast pricing for the purposes of the 2023 FS. Mineral Resource and Mineral Reserve pricing was set at US$1,700/oz Au and US$23/oz Ag. Cashflow pricing was set at US$1,800/oz Au and US$23/oz Ag.

At the Technical Report effective date, no contracts had been entered into. Concentrate sales are likely to be a mix of long-term and spot contracts, to ensure a diversified sales strategy. It is likely that the longer-term contracts will be a type of evergreen contract, which continue after the initial term, but with periodic renegotiation of terms and conditions. Terms of sale for a term contract between mining companies and smelters commonly use “benchmark terms”, which include annual sales terms, and can be annually negotiated. In contrast, spot contracts use spot terms, and are negotiated on a contract-by-contract basis. Likely contracts other than concentrate sales may include bulk shipping, ship-loading services, load/port agency, and data management/invoicing contracts.

Other major contracts that may be entered into could cover items such as electricity supply, bulk commodities, operational and technical services, mining and process equipment, earthworks projects, security, transportation and logistics, and administrative support services. Such contracts would typically be reviewed and negotiated on a frequent basis and the terms would be typical of similar contracts both regionally and nationally.

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Capital and Operating Costs

Capital Costs

The capital cost estimate was prepared as an Association of the Advancement of Cost Engineering International (“AACE International”) Class 3 estimate with an accuracy of ±15%, and is reported using Q3 2023 Canadian dollars.

The capital cost estimate includes:

●	Supply and installation of the fixed facilities to operating order;
●	Engineering, procurement support, construction, and commissioning management services by scope package;
●	Owner’s costs;
●	Design development, quantity growth allowances.

The capital cost estimate is summarized in Table 1-5. Total capital costs over the LOM are estimated at:

●	Initial: C$712.9 M;
●	Sustaining: C$561.3 M;
●	Expansion: C$8.7 M;
●	Closure: C$174.8 M.

Table 1-5 – Capital Cost Estimate

Operating Costs

Operating costs are reported using Q3 2023 Canadian dollars and are in line with an AACE International Class 3 estimate with an accuracy range of ±15%

The operating cost estimate includes:

●	Fixed costs: costs that are independent of feed tonnes to the plant, or operating hours;
●	Variable costs: costs that are driven by the amount of feed tonnes to the plant, or operating hours.

The operating cost estimate is summarized in Table 1-6. Total operating costs over the LOM are estimated at:

●	Mining: C$1,057.5 M, or C$26.54/t milled;
●	Processing: C$736.5 M or C$19.16/t milled;

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●	G&A: C$326.2 M or C$8.19/t milled;
●	Total: C$2,147.3 M or C$53.89/t milled.

Table 1-6: Operating Cost Summary Table

Economic Analysis

Methodology Used

An engineering economic model was developed to estimate annual pre-tax and post-tax cash flows and sensitivities of the Eskay Creek Project based on a 5% discount rate. The Eskay Creek Project assumes 100% equity. No price inflation or escalation factors were considered.

Tax estimates involve many complex variables that can only be accurately calculated during operations and, as such, the after-tax results are only approximations.

At the effective date of the Technical Report, the Eskay Creek Project was assumed to be subject to the following tax regime:

Federal income tax of 15% and provincial income tax of 12%;

●	BC Minerals Tax, assuming a net current proceeds rate of 2% and a net revenue tax rate of 13%.
●	Total tax payments are estimated to be C$1,561 M over the LOM.

The economic analysis was performed assuming a 5% discount rate. The pre-tax net present value discounted at 5% (NPV 5%) is C$3,058 M, the internal rate of return (“IRR”) is 52.8%, and payback period is 1.13 years.

On an after-tax basis, the NPV 5% is C$1,973 M, the IRR is 42.7%, and the payback period is 1.19 years.

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Table 1-7 – Forecast Cashflow Summary Table

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Notes:

1.	Cash costs are on an ounce payable basis and are inclusive of operating mining costs, processing costs, site G&A costs, royalties, smelting, refining, and transports costs.
2.	All-in sustaining costs (AISC) are on an ounce payable basis and include cash costs plus sustaining capital and closure costs.
3.

Pre-production capital expenditure of C$713 M is exclusive of initial working capital, primarily C$43.3 M of pre-production mining operating costs associated with establishing initial ore stockpile inventory.

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Figure 22-1: Cashflow Forecast Figure

Sensitivity Analysis

A sensitivity analysis was conducted on the base case pre-tax and after-tax NPV and IRR of the Eskay Creek Project, using the following variables: metal price, capital costs, operating costs, gold grade, and silver grade. The Eskay Creek Project sensitivity to the discount rate and foreign exchange rate were also assessed in the 2023 FS.

On an NPV basis, the Eskay Creek Project is most sensitive to changes in metal prices and gold grades, and then to a lesser extent, to operating costs and capital costs. The Eskay Creek Project is least sensitive to changes in the silver grades.

Figure 22-2: Pre-Tax NPV and IRR Sensitivity Results

Note: Figure prepared by GRE, 2023.

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Figure 22-3: Post-Tax NPV And IRR Sensitivity Results

Subsequent to the Technical Report effective date, on December 18, 2023, Skeena concluded a financing package with Franco-Nevada. The package included the sale of a 1.0% NSR royalty on Eskay Creek for C$56 million over all of the land packages that make up the Eskay Creek Project. This royalty is payable on all of the Mineral Reserves, and is not included in the economic analysis in Section 22.

Skeena and the QPs reviewed the impact of the additional NSR on the Eskay Creek Project economics as summarized in the Technical Report, and confirmed that the additional royalty has no material impact on the Eskay Creek Project economics as presented in Section 22.4 of the Technical Report.

Interpretations and Conclusions

Under the assumptions in the Technical Report, the Eskay Creek Project shows a positive cash flow over the life-of-mine and supports the Mineral Reserve estimates. The projected mine plan is achievable under the set of assumptions and parameters used.

Information from legal experts and Skeena’s in-house experts support that the tenure held is valid and sufficient to support a declaration of mineral resources and mineral reserves. The understanding of the Eskay Creek deposit settings, lithologies, mineralization, and the geological, structural, and alteration controls on mineralization is sufficient to support estimation of Mineral Resources and Mineral Reserves.

The exploration programs completed to date are appropriate for the style of the deposits in the Eskay Creek Project area.

Sampling methods are acceptable for mineral resource and mineral reserve estimation. The mineral reserve and mineral resource estimations for the Eskay Creek Project both conform to industry-accepted practices and are reported using the 2014 CIM Definition Standards.

The quantity and quality of the logged geological data, collar, and downhole survey data collected in the exploration and infill drill programs are sufficient to support Mineral Resource estimation.

No material factors were identified with the data collection from the drill programs that could significantly affect Mineral Resource or Mineral Reserve estimation.

Pit designs were developed for the north and south pit areas. A total of 11 pit phases are planned, for an eight-year mine life, with a three-year pre-production period. The initial four pit phases were designed for the purpose of obtaining a technical sample and necessary NAG waste material to create supporting infrastructure. The north pit will consist of an additional six main phases, while the south pit will consist of a single small phase.

The process plant flowsheet designs were based on testwork results and industry-standard practices. The flowsheet was developed for optimum recovery while minimizing capital expenditure and life of mine operating costs. The process

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methods are conventional to the industry. The comminution and recovery processes are widely used with no significant elements of technological innovation.

No technical or policy issues have been identified that would prevent obtaining the required project permits and approvals, given its long mining history, understanding and mitigation of environmental and social effects.

Exploration, Development, and Production

Drilling Updates

The Company press released several drilling results updates in 2023 and 2024. See the Company’s website for full details of press released drilling results.

On February 22, 2023, the Company announced drilling results from the 2022 regional and near mine exploration and delineation campaigns at Eskay Creek.

On June 20, 2023, the Company announced an updated Mineral Resource Estimate for the Eskay Creek Project, which included an additional 278 drillholes totaling 67,885 metres, enhancements to the resource estimation methods, and updated metallurgical process recoveries.

On November 14, 2023, the Company announced the results of the Definitive Feasibility Study for the Eskay Creek Project.

On February 8, 2024, the Company announced all drilling results from the 2023 exploration drilling program at the Eskay Creek Project along with an outlook for Skeena’s 2024 exploration programs.

On January 16, 2025, the Company announced drill results from the 2024 exploratory drilling program at the KSP Property in the Golden Triangle of British Columbia.

Development Funding

On June 25, 2024, the Company announced that it had secured a financing package totaling US$750 million (equivalent to over C$1 billion) by entering into the Project Financing Package, which will be used for the development, construction, and general working capital required to advance Eskay Creek.

Permitting

On December 16, 2024, the Company announced that it had received approval for the Bulk Technical Sample permit at Eskay Creek.

Consent-Based Agreement

On June 6, 2022, the Company announced that the Eskay Creek Project, located in Tahltan Territory, will be the first mining project to have permits authorized by an Indigenous Government, as a result of the consent-based decision-making agreement reached by the Province of British Columbia and the Tahltan Central Government.

DIVIDENDS AND DISTRIBUTIONS

No dividends on the Common Shares have been paid by the Company to date. There are no restrictions in Skeena’s articles or elsewhere which could prevent Skeena from paying dividends. It is not currently contemplated that any dividends will be paid on any Common Shares in the immediate future, as it is anticipated that all available funds will be invested to finance the growth of Skeena’s business. The Board of Directors will determine if, and when, dividends will be declared and paid in the future from funds properly applicable to the payment of dividends based on Skeena’s

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financial position at the relevant time. Any decision to pay dividends on any shares of Skeena will be made by the Board of Directors on the basis of Skeena’s earnings, financial requirements and other factors existing at such future time, including, but not limited to, commodity prices, production levels, capital expenditure requirements, debt service requirements, if any, operating costs, royalty burdens, foreign exchange rates and the satisfaction of the liquidity and solvency tests imposed by the Business Corporations Act (British Columbia) for the declaration and payment of dividends.

DESCRIPTION OF CAPITAL STRUCTURE

The Company is authorized to issue an unlimited number of Common Shares. As at December 31, 2024, there were 107,623,077 Common Shares issued and outstanding.

Each Common Share carries the right to attend and vote at all general meetings of shareholders. Holders of Common Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Board of Directors at its discretion from funds legally available for the payment of dividends and upon the liquidation, dissolution, or winding up of the Company are entitled to receive on a pro rata basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions, and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption, or conversion rights, nor do they contain any sinking or purchase fund provisions.

The Company has adopted an Omnibus Equity Incentive Plan (the “Omnibus Plan”), under which it is authorized to grant equity awards to officers, directors, employees, and consultants enabling them to acquire Common Shares. Such equity awards that the Omnibus Plan governs include Options, RSUs, PSUs, DSUs and Dividend-Equivalent Rights. The maximum number of Common Shares reserved for issuance of Options that may be granted under the Omnibus Plan is 10% of the issued and outstanding Common Shares, less any Common Shares reserved for issuance as Share Units. The Options granted can be exercised for a maximum of 10 years and vest as determined by the Board of Directors. As of December 31, 2024, there were 7,018,770 Options outstanding to purchase 7,018,770 Common Shares.

The maximum number of Common Shares reserved for issuance of Share Units that may be granted under the Omnibus Plan is 5% of the issued and outstanding Common Shares. As of December 31, 2024, the Company has issued 2,162,961 Share Units to officers, directors, and employees of the Company. The RSUs will only vest if such officers, directors, or employees remain employed with Skeena on the date the RSUs vest. The PSUs will vest only if certain performance criteria are achieved and such officers, directors, or employees remain employed with Skeena on the date the RSUs vest. The DSUs are issued only to independent directors and will vest once a director ends their directorship with the Company.

The Company had no warrants outstanding at December 31, 2024, or at the date of this AIF.

The Company’s dilutive securities outstanding as of December 31, 2024 are summarized as follows:

Security Type	Common Shares Issuable #	Exercise Price (Average) $	Cash Proceeds if Exercised $
Options(1)	7,018,770	$9.28	$66,151,176
Share Units(2)	2,701,596	N/A	N/A

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(1)	Details of Options Outstanding at December 31, 2024:

Number	Exercise Price $	Date Issued	Expiry Date
147,917	$4.16	January 17, 2020	January 17, 2025
1,137	$6.81	April 1, 2020	April 1, 2025
248,209	$4.48	May 8, 2020	May 8, 2025
50,000	$11.72	July 27, 2020	July 27, 2025
15,643	$9.54	September 28, 2020	September 28, 2025
814,375	$10.08	November 27, 2020	November 27, 2025
20,732	$8.45	April 15, 2021	April 15, 2026
1,119,406	$13.58	June 25, 2021	June 25, 2026
854,375	$13.58	June 25, 2021	June 25, 2026
3,670	$4.09	September 15, 2021	September 15, 2026
23,900	$12.52	October 4, 2021	October 4, 2026
5,504	$1.36	December 21, 2021	December 21, 2026
74,383	$13.00	April 21, 2022	April 21, 2027
50,000	$7.08	August 3, 2022	August 3, 2027
108,211	$7.08	August 3, 2022	August 3, 2027
97,954	$8.42	May 15, 2023	May 15, 2028
257,231	$6.04	October 12, 2023	October 12, 2028
783,123	$5.71	January 28, 2024	January 28, 2029
200,000	$5.71	January 28, 2024	January 28, 2029
80,000	$6.75	May 10, 2024	May 10, 2029
60,000	$6.48	May 22, 2024	May 22, 2029
1,928,000	$7.88	August 12, 2024	August 12, 2029
75,000	$13.00	October 16, 2024	October 16, 2029

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(2)	Details of Share Units Outstanding at December 31, 2024:

Type	Number	Exercise Price $	Date Issued	Vesting Date
RSU	93,776	Nil	December 9, 2022	December 9, 2024
RSU	199,912	Nil	June 30, 2024	December 10, 2024
RSU	106,770	Nil	January 28, 2024	January 28, 2025
RSU	48,334	Nil	February 14, 2023	February 14, 2025
RSU	3,334	Nil	May 10, 2024	May 10, 2025
RSU	145,234	Nil	May 15, 2023	May 15, 2025
RSU	106,770	Nil	January 28, 2024	January 28, 2026
RSU	48,332	Nil	February 14, 2023	February 14, 2026
RSU	3,333	Nil	May 10, 2024	May 10, 2026
RSU	145,226	Nil	May 15, 2023	May 15, 2026
RSU	106,770	Nil	January 28, 2024	January 28, 2027
RSU	3,333	Nil	May 10, 2024	May 10, 2027
PSU	385,004	Nil	October 12, 2023	December 22, 2024
PSU	49,000	Nil	August 12, 2024	December 13, 2025
PSU	184,798	Nil	October 12, 2023	December 22, 2025
PSU	49,000	Nil	August 12, 2024	December 13, 2026
PSU	184,798	Nil	October 12, 2023	December 22, 2026
PSU	49,000	Nil	August 12, 2024	December 13, 2027
DSU	11,755	Nil	June 22, 2023	June 22, 2023
DSU	74,502	Nil	October 12, 2023	October 12, 2023
DSU	37,078	Nil	January 12, 2024	January 12, 2024
DSU	105,080	Nil	January 28, 2024	January 28, 2024
DSU	16,485	Nil	June 30, 2024	June 30, 2024
DSU	5,337	Nil	September 27, 2024	September 27, 2024

The dilutive securities as of the date of this AIF are summarized as follows:

Security Type	Common Shares Issuable #	Exercise Price (Average) $	Cash Proceeds if Exercised $
Options(1)	7,521,428	$10.10	$75,930,950
Share Units(2)	2,861,593	N/A	N/A

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(1)	Details of Options Outstanding as of the date of this AIF:

Number	Exercise Price $	Date Issued	Expiry Date
180,834	$4.48	May 8, 2020	May 8, 2025
50,000	$11.72	July 27, 2020	July 27, 2025
13,708	$9.54	September 28, 2020	September 28, 2025
814,375	$10.08	November 27, 2020	November 27, 2025
20,182	$8.45	April 15, 2021	April 15, 2026
1,049,338	$13.58	June 25, 2021	June 25, 2026
854,375	$13.58	June 25, 2021	June 25, 2026
3,670	$4.09	September 15, 2021	September 15, 2026
23,900	$12.52	October 4, 2021	October 4, 2026
917	$1.36	December 21, 2021	December 21, 2026
70,969	$13.00	April 21, 2022	April 21, 2027
50,000	$7.08	August 3, 2022	August 3, 2027
108,211	$7.08	August 3, 2022	August 3, 2027
97,032	$8.42	May 15, 2023	May 15, 2028
227,529	$6.04	October 12, 2023	October 12, 2028
716,063	$5.71	January 28, 2024	January 28, 2029
200,000	$5.71	January 28, 2024	January 28, 2029
80,000	$6.75	May 10, 2024	May 10, 2029
60,000	$6.48	May 22, 2024	May 22, 2029
1,898,000	$7.88	August 12, 2024	August 12, 2029
75,000	$13.00	October 16, 2024	October 16, 2029
927,325	$14.65	March 25, 2025	March 25, 2030

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(2)	Details of Share Units Outstanding as of the date of this AIF:

Type	Number	Exercise Price $	Date Issued	Vesting Date
RSU	3,334	Nil	May 10, 2024	May 10, 2025
RSU	145,234	Nil	May 15, 2023	May 15, 2025
RSU	40,867	Nil	March 25, 2025	December 9, 2025
RSU	93,270	Nil	January 28, 2024	January 28, 2026
RSU	48,332	Nil	February 14, 2023	February 14, 2026
RSU	3,333	Nil	May 10, 2024	May 10, 2026
RSU	145,226	Nil	May 15, 2023	May 15, 2026
RSU	40,867	Nil	March 25, 2025	September 25, 2026
RSU	93,270	Nil	January 28, 2024	January 28, 2027
RSU	3,333	Nil	May 10, 2024	May 10, 2027
RSU	40,866	Nil	March 25, 2025	June 25, 2027
RSU	194,000	Nil	March 25, 2025	TBD – performance criteria
PSU	49,000	Nil	August 12, 2024	December 13, 2025
PSU	184,798	Nil	October 12, 2023	December 22, 2025
PSU	49,000	Nil	August 12, 2024	December 13, 2026
PSU	184,798	Nil	October 12, 2023	December 22, 2026
PSU	49,000	Nil	August 12, 2024	December 13, 2027
PSU	475,000	Nil	February 10, 2025	TBD – performance criteria
PSU	475,000	Nil	February 10, 2025	TBD – performance criteria
PSU	250,000	Nil	February 10, 2025	TBD – performance criteria
DSU	11,755	Nil	June 22, 2023	June 22, 2023
DSU	74,502	Nil	October 12, 2023	October 12, 2023
DSU	37,078	Nil	January 12, 2024	January 12, 2024
DSU	105,080	Nil	January 28, 2024	January 28, 2024
DSU	16,485	Nil	June 30, 2024	June 30, 2024
DSU	5,337	Nil	September 27, 2024	September 27, 2024
DSU	4,944	Nil	February 11, 2025	February 11, 2025
DSU	37,884	Nil	March 25, 2025	March 25, 2025

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MARKET FOR SECURITIES

Trading Price and Volume

The Common Shares are listed and traded on the TSX and NYSE under the trading symbol “SKE”. The following tables set forth the reported intraday high and low prices and monthly trading volumes of the Common Shares for the 12-month period ending December 31, 2024:

TSX

Period	High Trading Price	Low Trading Price	Volume (#)
December 2024	$13.71	$12.34	5,466,791
November 2024	$13.72	$10.34	7,803,450
October 2024	$14.28	$11.00	5,633,426
September 2024	$12.77	$9.80	6,175,153
August 2024	$11.52	$7.74	8,743,201
July 2024	$9.69	$7.12	7,872,609
June 2024	$7.53	$5.61	5,833,833
May 2024	$7.31	$5.79	8,016,397
April 2024	$7.03	$6.00	6,394,490
March 2024	$6.43	$4.89	6,579,841
February 2024	$6.39	$4.48	7,054,613
January 2024	$6.65	$5.25	5,997,934

NYSE

Period	High Trading Price	Low Trading Price	Volume (#)
December 2024	$9.67	$8.59	1,488,734
November 2024	$9.87	$7.35	2,345,605
October 2024	$10.33	$8.03	2,174,679
September 2024	$9.41	$7.22	2,573,398
August 2024	$8.42	$5.63	4,062,880
July 2024	$7.11	$5.06	4,175,406
June 2024	$5.52	$4.10	2,308,839
May 2024	$5.74	$4.23	1,792,243
April 2024	$5.12	$4.38	1,605,427
March 2024	$4.75	$3.59	972,966
February 2024	$4.77	$3.29	686,260
January 2024	$4.95	$3.91	627,956

Skeena Gold + Silver	Annual Information Form	70

Prior Sales

The following table sets forth, for each class of securities of the Company that is outstanding but not listed or quoted on a marketplace, the price at which securities of the class have been issued during the financial year ended December 31, 2024 and the number of securities of the class issued at that price and the date on which the securities were issued:

Date of issuance	Security	Issuance/Exercise price per security	Number of securities
June 24, 2024	Flow-through Common Shares	$8.32	6,240,917
June 24, 2024	Common Shares	$6.65	1,774,736

ESCROWED SECURITIES AND SECURITIES SUBJECT TO RESTRICTION ON TRANSFER

As at the date of this Annual Information Form, to the knowledge of the Company, there are no securities which remain subject to any escrow agreement or a contractual restriction on transfer.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The following table provides the names of Skeena’s directors and executive officers as of December 31, 2024, the positions held by each of them, and the date of their first appointment.

Walter Coles Jr. San Juan, Puerto Rico Director and Executive Chairman Director Since: December 18, 2013	Executive Chairman of the Company (since 2022). President and CEO of the Company (2013-2022).
Board Committees
N/A
Capital ownership as at December 31, 2024
	Common Shares	Options	Warrants	Share Units
	1,047,609 (approx. 1%)	1,198,125	Nil	616,156

Randy Reichert, Toronto, Ontario, Canada Director, President and Chief Executive Officer Director Since: October 1, 2021	President and CEO of the Company (since 2022). Vice President, Operations with B2Gold Corp (2019-2022) and General Manager, Fekola Project with B2Gold Corp (2016-2019).
Board Committees
N/A
Capital ownership as at December 31, 2024
	Common Shares	Options	Warrants	Share Units
	292,994 (<1%)	647,922	Nil	368,850

Suki Gill Vancouver, British Columbia, Canada	Partner at Smythe LLP since 2012.
Board Committees
Chair of the Audit Committee and member of the Compensation Committee.
Capital ownership as at December 31, 2024

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Director	Common Shares	Options	Warrants	Share Units
Director Since: January 10, 2020	76,239 (<1%)	202,882	Nil	115,193

Greg Beard New York, New York Director Director Since: July 27, 2020

Chairman and CEO of Beard Energy Transition Acquisition Corp. (2021-2025).

Co-chairman and CEO of Stronghold Digital Mining (since 2021).

Global Head of Natural Resources, Senior Partner, Member of the Management Committee, and Senior Advisor at Apollo Global Management from 2010 to 2020.

	Board Committees
	Chair of the Nomination & Corporate Governance Committee and member of the Audit Committee.
	Capital ownership as at December 31, 2024
	Common Shares	Options	Warrants	Share Units
	107,994 (<1%)	190,798	Nil	113,690

Craig Parry Vancouver, British Columbia, Canada Lead Independent Director Director Since: December 15, 2016

Chairman of Vizsla Silver Corp. (since 2018).

Co-Founder and Partner of Inventa Capital and Former President until October 2024.

CEO of IsoEnergy Ltd. (2016-2021).

Founding and former director of NexGen Energy (until 2021).

	Board Committees
	Chair of the Compensation Committee.
	Capital ownership as at December 31, 2024
	Common Shares	Options	Warrants	Share Units
	262,561 (<1%)	295,798	Nil	38,146

Nathalie Sajous New York, New York Director Director Since: June 22, 2023	Managing Director at Google, Global Partnerships (since 2022). Director at Google, Global Partnerships (2019-2022).
	Board Committees
	Member of the Nomination and Governance Committee and Audit Committee.
	Capital ownership as at December 31, 2024
	Common Shares	Options	Warrants	Share Units
	Nil (<1%)	Nil	Nil	75,686

Andrew MacRitchie, CPA, CA Vancouver, British Columbia, Canada Chief Financial Officer	Chief Financial Officer (since 2016) of the Company. Corporate Secretary of the Company (from 2016 to 2021)
	Board Committees
	N/A
	Capital ownership as at December 31, 2024
	Common Shares	Options	Warrants	Share Units
	306,064 (<1%)	929,239	Nil	148,194

Paul Geddes Vancouver, British Columbia, Canada	Senior Vice President, Exploration & Resource Development of the Company (Since 2018).
	Board Committees
	N/A
	Capital ownership as at December 31, 2024
	Common Shares	Options	Warrants	Share Units

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Senior Vice President, Exploration & Resource Development	8,312	228,167	Nil	161,508

Justin Himmelright Maple Ridge, British Columbia, Canada Senior Vice President, External Affairs and Sustainability	Senior Vice President, External Affairs (since 2017). Adjunct Professor, UBC Norman Keevil Institute of Mining Engineering (2020 – present).
	Board Committees
	N/A
	Capital ownership as at December 31, 2024
	Common Shares	Options	Warrants	Share Units
	Nil	304,550	Nil	161,508

The information as to location of residence and principal occupation has been furnished by the respective directors and officers individually, and the information as to capital ownership, not being within the knowledge of the Company, has been furnished by the respective directors and officers individually as at the date of this Annual Information Form.

Each of the directors of Skeena will hold office until the next annual meeting of the holders of Common Shares or until his or her successor is duly elected or appointed, unless his or her office is earlier vacated in accordance with Skeena’s articles.

As at the date of this Annual Information Form, the current directors and officers of Skeena, as a group, beneficially owned, or controlled or directed, directly or indirectly, an aggregate of 2,539,563 Common Shares, representing approximately 2.2% of the issued and outstanding Common Shares. The information as to the number of Common Shares beneficially owned, or controlled or directed, not being within the knowledge of the Company, has been furnished by the respective directors and officers of the Company individually.

Corporate Cease Trade Orders

None of the directors or executive officers of Skeena is or has been, within the 10 years prior to the date of this AIF, a director, chief executive officer or chief financial officer of any company that: (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to a cease trade or similar order or an order that denied the relevant issuer access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer.

Bankruptcies

Other than as set forth below, none of the directors, executive officers or shareholders holding a sufficient number of Common Shares to affect materially the control of Skeena is or has, within the 10 years prior to the date of this AIF, been a director or executive officer of any corporation that, while such person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

In addition, none of the directors, executive officers or shareholders holding a sufficient number of Common Shares to affect materially the control of Skeena has, within the 10 years prior to the date of this AIF, become bankrupt, made a

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proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or securityholder.

Mr. Beard was a director of EP Energy Corp. which is an oil and gas company that is publicly traded on the OTC markets, incorporated in Delaware and active in Texas and Utah. EP Energy Corp. sought a Chapter 11 reorganization in the U.S. Bankruptcy Court for the Southern District of Texas.

Penalties or Sanctions

None of the directors, executive officers or shareholders holding a sufficient number of Common Shares to affect materially the control of Skeena has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

There does not exist any conflicts of interest or potential material conflicts of interest between the Company and any director of officer of the Company.

Skeena may, from time to time, become involved in transactions in which directors and officers of the Company have a direct interest or influence. The interests of these persons could conflict with those of the Company, and fiduciary duty may be impaired as a result.

Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith, and in the best interests of the Company.

AUDIT COMMITTEE INFORMATION

The Audit Committee of the Company consists of Ms. Suki Gill (Chair), Mr. Greg Beard, and Ms. Nathalie Sajous, all of whom are “independent” and “financially literate” within the meaning of National Instrument 52-110 — Audit Committees. Each director has an understanding of the accounting principles used to prepare Skeena’s financial statements; experience in preparing, auditing, analyzing, or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the issuer’s financial statements; or experience actively supervising individuals engaged in such activities, and experience as to the general application of relevant accounting principles; and an understanding of the internal controls and procedures necessary for financial reporting.

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The Audit Committee has the primary function of assisting the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the integrity of Skeena’s financial statements, financial disclosures, and internal controls over financial reporting; monitoring the system of internal control; monitoring Skeena’s compliance with legal and regulatory requirements, selecting the external auditor for shareholder approval; reviewing the qualifications, independence and performance of the external auditor; and, when applicable, reviewing the qualifications, independence and performance of Skeena’s internal auditors. The Audit Committee has specific responsibilities relating to Skeena’s financial reports; the external auditor; the internal audit function; internal controls; regulatory reports and returns; legal or compliance matters that have a material impact on Skeena; fraud risk assessment; and Skeena’s whistleblowing procedures. In fulfilling its responsibilities, the Audit Committee meets regularly with the external auditor and key management members. Information concerning the relevant education and experience of the Audit Committee members can be found in “Directors and Officers” above. The full text of the Audit Committee Charter is disclosed in Schedule “A” – Audit Committee Charter.

Education and Experience of the Audit Committee

Ms. Suki Gill holds a Bachelor of Technology in Accounting and is a Chartered Professional Accountant. Ms. Suki Gill has been a Partner at Smythe since 2012.

Mr. Beard received his Bachelor of Arts degree from the University of Illinois at Urbana. Mr. Beard is a founder and current and former director and officer of various publicly traded and private companies. In these roles he has reviewed and analyzed numerous financial statements. Mr. Beard also gained extensive knowledge reviewing and evaluating financial statements through his roles as Senior Partner at Apollo Global Management, a New York asset manager where he oversaw all investment activities in the energy, metals and mining and agriculture sectors. Mr. Beard also gained expertise as a founding member and managing director of Riverstone Holdings, an asset management firm, and as a financial analyst at Goldman Sachs, a globally renowned investment banking company.

Ms. Sajous received a French Baccalaureate, a Bachelor of Arts from Harvard and an MBA from the UCLA Anderson School of Management. Ms. Sajous has extensive experience leading teams and advising partners on the application of digital technologies. She is currently Managing Director, Global Partnerships at Google and previously worked at Microsoft and Disney. Ms. Sajous has built a legacy on innovative change, including driving the strategy and operations of billion-dollar businesses at various stages of her two-decade career. She has advised C-suite members and senior leadership teams to unlock margin efficiency and drive sustainable growth during dramatic industry shifts. Having partnered with F1000 companies, she has led ample digital strategies and data intelligence capabilities.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services under the heading “External Auditor” of the Audit Committee Charter which is attached hereto as Schedule “A”.

The Audit Committee will pre-approve all non-audit services to be provided to Skeena or any subsidiary entities by its external auditors or by the external auditors of such subsidiary entities. The Audit Committee may delegate to one or more of its members the authority to pre-approve non-audit services but preapproval by such member or members so delegated shall be presented to the full Audit Committee at its first scheduled meeting following such pre-approval.

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External Auditor Service Fees

KPMG LLP has been the Company’s auditor since January 6, 2022. The fees paid or payable to KPMG LLP for each of the last two fiscal years are as follows:

Fee Description	December 31, 2024	December 31, 2023
Audit Services(1)	$545,271	$383,797
Audit Related Services(2)	Nil	Nil
Tax(3)	Nil	Nil
Other	Nil	Nil
TOTAL	$545,271	$383,797

Notes:

(1)

Includes fees necessary to perform the annual audit and quarterly reviews of the Company’s financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)	Includes services that are traditionally performed by the auditor. These audit-related services include due diligence assistance, and accounting consultations on proposed transactions.
(3)

Includes fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax advice. Tax advice includes assistance with certain tax elections made by the Company.

PROMOTERS

To the best of the Company’s knowledge, no person is a promoter of the Company, or has been a promoter of the Company within the two most recently completed financial years or during the current financial year preceding the date of this Annual Information Form.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Due to the nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues such items as liabilities when the amount can be reasonably estimated, and settlement of the matter is probable to require an outflow of future economic benefits from the Company.

In 2022, the Chief Gold Commissioner and Supreme Court of British Columbia asserted, in error, that the Company did not own the mineral rights to materials previously deposited in the Albino Lake Storage Facility by Barrick. In July 2024, the British Columbia Court of Appeal overturned the decision of the Chief Gold Commissioner and Supreme Court of British Columbia, and referred the matter back to the Chief Gold Commissioner for rehearing and reconsideration. The counterparty in the matter has sought leave to appeal to the Supreme Court of Canada. As the materials contained in the Albino Lake Storage Facility were not included in the Company’s Eskay Creek Prefeasibility Study (2021), Feasibility Study (2022) nor in the Technical Report (2023), the outcome of this matter is not expected to have any effect on the carrying value of Eskay.

There were no: (i) penalties or sanctions imposed against Skeena by a court relating to securities legislation or by a securities regulatory authority during the financial year; (ii) other penalties or sanctions imposed by a court or regulatory body against Skeena that would likely be considered important to a reasonable investor in making an investment decision; and (iii) settlement agreements Skeena entered into before a court relating to securities legislation or with a securities regulatory authority during the most recently completed financial year.

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TRANSFER AGENT AND REGISTRARS

The transfer agent and registrar of Skeena is Computershare Investor Services Inc. at its offices in Vancouver, British Columbia.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed in this AIF, no informed person (a director, officer or beneficial holder of 10% or more Common Shares) or any associate or affiliate of any informed person had any interest, direct or indirect, in any transaction which has materially affected or is reasonably expected to materially affect the Company within the three most recently completed financial years or during the current financial year.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the only contracts that are material to Skeena and that were entered into by Skeena within the most recently completed financial year or before the most recently completed financial year but which are still material and are still in effect, are the following:

(i)	the 2021 Franco-Nevada Agreement; and
(ii)	the 2023 Franco-Nevada Agreement.
(iii)	the Gold Stream Agreement; and
(iv)	the Senior Secured Term Loan.

INTERESTS OF EXPERTS

Other than Mr. Paul Geddes, there is no person or company who is named as having prepared or certified a report, valuation, statement or opinion described or included in a filing, or referred to in a filing, made under National Instrument 51‐102 by Skeena during, or related to, its most recently completed financial year and whose profession or business gives authority to such report, valuation, statement or opinion made by such person or company.

To the best knowledge of Skeena, none of the experts that prepared the Technical Report dated November 14, 2023, see “Mineral Projects – Eskay Creek Project – Technical Report,” had any registered or beneficial interests, direct or indirect, in any securities or other property of the Company at the time the Technical Report was filed.

KPMG LLP are the auditor of Skeena and have confirmed with respect to Skeena that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations, and also that they are independent accountants with respect to Skeena under all relevant US professional and regulatory standards.

ADDITIONAL INFORMATION

Additional information relating to the Company is available under the Company’s profile on SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, and securities authorized for issuance under the Company’s equity compensation plans, as applicable, is contained in the Company’s Management Information Circular for its most recent Annual General Meeting.

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Additional financial information is provided in the Company’s Financial Statements for the years ended December 31, 2024 and 2023 and Management’s Discussion and Analysis, which may be obtained upon request from the Company’s head office, or may be viewed on the Company’s SEDAR+ profile at www.sedarplus.com and EDGAR at www.sec.gov.

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SCHEDULE “A” - AUDIT COMMITTEE CHARTER

AUDIT COMMITTEE CHARTER

1.MANDATE

The Audit Committee (the “Committee”) is a committee of the board of directors (the “Board”) of Skeena Resources Limited (the “Company”). The primary function of the Committee is to assist the Board in: (a) overseeing the quality and integrity of the Company’s financial statements by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders; (b) overseeing the Company’s compliance with legal and regulatory requirements; (c) overseeing the registered public accounting firm engaged (including resolution of disagreements between management and the auditor regarding financial reporting) for the purposes of preparing or issuing an audit report or performing other audit, review or attest services for the Company (each, an “external auditor”), including the review of the auditor’s qualifications and independence; and (d) reviewing the performance of the Company’s internal audit function, including the Company’s systems of internal controls regarding finance and accounting and the Company’s auditing, accounting and financial reporting processes, including with respect to performance of the external auditor.

Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures and practices at all levels. The Committee’s primary duties and responsibilities are to: (a) serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements; (b) review and appraise the performance of the Company’s external auditor; and (c) provide an open avenue of communication among the Company’s external auditor, financial and senior management and the Board.

2.	COMPOSITION
2.1

The Committee shall be comprised of three (3) directors, selected by the Board, each of whom shall meet the independence requirements of all applicable stock exchanges and United States and Canadian securities laws and regulations, and further, each of whom shall be free from any relationship that, in the opinion of the Board, could reasonably be expected to interfere with the exercise of his or her independent judgment as a member of the Committee.  On an annual basis, the Board shall make an affirmative determination of the independence of each member of the Committee, relying on relevant stock exchange requirements and applicable United States and Canadian securities laws and regulations. The Board will fill any vacancy in the event the Committee has fewer than three (3) members and may remove members by resolution at any time with or without cause.

2.2

A majority of the members of the Committee shall have accounting or related financial management expertise. All members of the Committee must be financially literate as determined by the Board. For the purposes of this Charter, the definition of “financially literate” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company’s financial statements. At least one (1) member shall be designated as an “audit committee financial expert” as defined by applicable laws, regulations and stock exchange requirements.

2.3

The Board at its first meeting following the annual shareholders’ meeting shall elect the members of the Committee by resolution. Each member shall serve until his or her successor is appointed, unless he or she resigns or is removed by a resolution of the Board or he or she otherwise ceases to be a director of the Company. Unless a Chair is elected by the full board of directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

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3.	MEETINGS & APPROVALS
3.1

The Committee shall meet at least quarterly, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditor in separate sessions.

3.2

The meetings will take place as the Committee or Chair of the Committee shall determine, upon at least 48 hours’ notice to each of its members. The notice period may be waived by a quorum of the Committee.

3.3	The Committee may ask members of management or others to attend meetings or to provide information as necessary.
3.4

The quorum for the transaction of business at any meeting shall be a majority of the members of the Committee present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other.

3.5

Decisions by the Committee will be by the affirmative vote of a majority of the members of the Committee present, except where only two (2) members are present, in which case any decision shall be made unanimously, or by consent resolutions in writing signed by each member of the Committee.

3.6

The Committee shall prepare and maintain minutes of its meetings and regularly report to the Board regarding such matters as are relevant to the Committee’s discharge of its responsibilities and shall report in writing on request of the Chair of the Board.

4.	RESPONSIBILITIES AND DUTIES
4.1	To fulfil its responsibilities and duties, the Committee shall be responsible for:
(a)

assisting the Board of Directors in fulfilling its fiduciary responsibilities relating to the Company's accounting and reporting practices and the integrity of the Company's internal accounting controls and management information systems;

(b)	managing the relationship with the external auditor by:
(i)	recommending to the Board the external auditor to be nominated and the compensation of the external auditor;
(ii)

being directly responsible for the appointment, compensation, retention and oversight of the work of the external auditor, including review and approval of, or where appropriate providing recommendations to the Board as to, the term, review of engagement, removal, independence, audit plan, estimated and actual fees and contractual arrangements. For the avoidance of doubt, the external auditor will report directly to the Committee;

(iii)	overseeing the work of the external auditor, including the resolution of disagreements between management and the external auditor regarding financial reporting; and
(iv)	pre-approving non-audit services;

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(c)	reviewing with the external auditor and management and recommending to the Board for approval:
(i)

any audited financial statement of the Company, including any such statement that is to be presented to an annual general meeting or provided to shareholders or filed with regulatory authorities and including any audited financial statement contained in a prospectus, registration statement or other similar document; and

(ii)

the financial disclosure in each Annual Report and Management’s Discussion and Analysis of the Company (“MD&A”) which accompanies such audited financial statements and in each such filing, prospectus, registration statement or other similar document;

(d)	reviewing with management of the Company and recommending to the Board for approval:
(i)

any unaudited financial statement of the Company, including any such statement that is to be presented to an annual general meeting or provided to shareholders or filed with regulatory authorities and including any unaudited financial statement contained in a prospectus, registration statement, Quarterly Report or other similar document;

(ii)

the financial disclosure in each Quarterly Report and when applicable, MD&A accompanying such unaudited financial statements and in each such filing, prospectus, registration statement or other similar document which accompanies such unaudited financial statement; and

(iii)	the Company’s compliance with legal and regulatory requirements;
(e)

reviewing and pre-approving all press releases containing earnings and other annual or interim financial information before the Company first discloses this information to the public for a given period;

(f)

satisfying itself that adequate measures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, and must periodically assess the adequacy of those procedures;

(g)	reviewing and approving the hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company;
(h)	reviewing as required and reporting to the Board with respect to the adequacy of internal accounting and audit procedures and the adequacy of the Company’s management information systems;
(i)	ensuring that no restrictions are placed by management on the scope of the external auditor's review and examination of the Company's accounts;
(j)

ensuring that methods and procedures are in place to: (i) allow any director, officer, employee or contractor to bring concerns regarding accounting, internal accounting controls or auditing matters; and (ii) permit the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters to the attention of the Committee and that those who do so are provided protection from any retaliatory action whatsoever. The Chair of the Committee shall be designated as the person to whom such concerns should be addressed and is responsible for ensuring that such concerns are handled promptly, confidentially (potentially anonymously) and appropriately;

(k)

ensure that methods and procedures are in place to: (i) allow any director, officer, employee or contractor to report any ethical concerns or potential or actual violations of the Company’s Code of Business Conduct

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and Ethics; and (ii) permit the confidential, anonymous submission by employees of any such concerns or violations.  The Chair of the Committee shall be designated as the person to whom such concerns should be addressed and is responsible for ensuring that such concerns are handled promptly, confidentially (potentially anonymously) and appropriately;

(l)

to the extent required, annually, prepare an Audit Committee Report and publish the report in the Company’s proxy statement for its annual meetings of stockholders, in accordance with applicable rules and regulations;

(m)	reviewing on an annual basis the adequacy of this Charter and recommending appropriate revisions to the Board; and
(n)

meeting regularly at such times and places, engaging such advisors at the expense of the Company and undertaking such interviews and inquiries as the Committee sees fit for the purpose of carrying out this Mandate and Charter.

4.2

At least annually, the Committee will obtain and review a report by the external auditor describing: the firm's internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and (to assess the auditor’s independence) all relationships between the external auditor and the Company.

5.OTHER RESPONSIBILITIES

5.1

Each year, the Committee will review and evaluate its own performance, will present the results of the evaluation to the Board and will submit itself to a review and evaluation by the Board. The review and evaluation shall be conducted in such a manner as the Committee and the Board, respectively, deem appropriate.

5.2

The Committee shall meet separately, periodically, with management, with internal auditors (or other personnel responsible for the internal audit function) and with external auditors, and shall review with the external auditors any audit problems or difficulties and management’s response, to the extent applicable.

5.3

The Committee shall review with management the Company’s policies with respect to risk assessment and management, including with respect to financial fraud risk, and shall conduct an annual review of the top fraud risks identified by management, and the policies and practices adopted by the Company to mitigate those risks.

5.4	The Committee shall review for fairness any proposed related-party transactions and make recommendations to the Board whether any such transactions should be approved.
5.5

The Committee may in its sole discretion retain and terminate the services of outside specialists, counsel, accountants or other consultants and advisors to the extent it deems appropriate and shall have the sole authority to approve their fees and other retention terms.  The Committee shall set the compensation for, and oversee the work of, any such outside counsel or other advisor. The Company will provide for appropriate funding, as determined by the Committee, for payment of: (a) compensation to any external auditor; (b) compensation to any outside specialists, counsel, accountants or other consultants and advisors retained by the Committee; and (c) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

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5.6	The Committee may perform other activities related to this Charter, as requested by the Board, and shall report regularly to the Board.
5.7	No provision contained herein is intended to give rise to civil liability to shareholders, competitors, employees or other persons, or to any other liability whatsoever.

Approved and adopted by the Board on February 12, 2024.

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